As filed with the Securities and Exchange
Commission on October 30, 2001                      Registration No.333-

==============================================================================



             U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, DC 20549

                            Form SB-2

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                        MEDI-HUT CO., INC.
                 (Name of issuer in its charter)


Delaware                             5122                       222-436-721
(State of incorporation)  (Primary Standard Industrial     (I.R.S. Employer
                           Classification Code Number)     Identification No.)

                       1935 Swarthmore Ave.
                    Lakewood, New Jersey 08701
                          (732) 901-0606
(Address and telephone number of registrant's principal executive offices and principal place of business)
               ____________________________________

                  Joseph A. Sanpietro, President
                       1935 Swarthmore Ave.
                    Lakewood, New Jersey 08701
                          (732) 901-0606
    (Name, address and telephone number of agent for service)
                 _______________________________


                            Copies to:

                       Cindy Shy, Attorney
                         Cindy Shy, P.C.
                        525 South 300 East
                   Salt Lake City, Utah 84111
                          (801) 323-2392

 Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                 CALCULATION OF REGISTRATION FEE
------------------------------------------------------------------------------
                                     Proposed     Proposed
Title of Each                        Maximum      Maximum
Class of         Amount              Offering     Aggregate     Amount of
Securities to    To be               Price Per    Offering      Registration
be Registered    Registered (1)      Unit (2)     Price         Fee
---------------- ------------------- ------------ ------------- --------------

Common Stock     1,850,000           $ 8.20       $ 15,170,000  $ 3,792.50

------------------------------------------------------------------------------

(1) This registration statement covers the resale by certain selling stockholders of up to an aggregate of 1,850,000 shares of the registrant's common stock, par value $0.001. Of the aggregate amount, 1,250,000 shares are owned by the selling stockholders and 600,000 shares may be acquired by a certain selling stockholder upon the exercise of warrants. In order to prevent dilution, if there is a stock split, stock dividend or similar transaction involving the registrant's common stock, the number of shares registered hereunder will automatically be increased to cover the additional shares in accordance with Rule 416(a) under the Securities Act.

(2) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act, based on the average of the bid and asked prices of the registrant's common stock as of October 25, 2001.

Medi-Hut hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until we shall file a further amendment which specifically states that this registration statement shall become effective in accordance with Section 8(a) of the Securities Acts of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

                            PROSPECTUS

 ----------------------------------------------------------------------------
|                           SUBJECT TO COMPLETION                            |
|                                                                            |
|  The information in this prospectus is not complete and may be changed.    |
| We may not sell these securities until the registration statement filed | | with the Securities and Exchange Commission is effective. This prospectus| | is not an offer to sell these securities and it is not soliciting an | | offer to buy these securities in any state where the offer or sale is not |
|  permitted.                                                                |
 ----------------------------------------------------------------------------



                        MEDI-HUT CO., INC.
                      a Delaware corporation

        1,850,000 shares of common stock, par value $.001


                    --------------------------

 -------------------------------
|                               |   Of the 1,850,000 shares of common stock
|        Trading Symbol         |   offered hereby, 1,250,000 shares are
|                               |   outstanding shares owned by the
|     Nasdaq SmallCap Market    |   shareholders and 600,000 shares will be
|           "MHUT"              |   acquired by a selling stockholder upon
|                               |   exercise of warrants.  The selling
|   High bid and low asked      |   stockholders are identified in this
|   prices as reported by       |   prospectus under "Selling Stockholders,"
|     NASDAQ Trading and        |   on page 23
|     Market Services on        |
|      October 25, 2001:        |   We will not receive the proceeds from the
|      $ 8.56 and $ 8.60,       |   resale of the 1,850,000 common shares sold
|        respectively           |   by the selling stockholders. We will
 -------------------------------    receive the exercise price of the
                                    warrants, which may result in proceeds up to $4,050,000 if the selling stockholder exercises all warrants.


 Investing in the common stock involves a high degree of risk.
             See "Risk Factors" beginning on page 4.
                          ______________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                        __________________

                Prospectus dated October 29, 2001

                        TABLE OF CONTENTS


Prospectus Summary........................................................  3
Risk Factors..............................................................  4
Use of Proceeds...........................................................  6
Market For Common Equity..................................................  6
Management's Discussion And Analysis......................................  8
Business.................................................................. 13
Property.................................................................. 18
Legal Proceedings......................................................... 18
Management................................................................ 19
Principal Stockholders.................................................... 21
Selling Stockholders...................................................... 23
Description of Securities................................................. 23
Plan of Distribution...................................................... 25
Interest of Named Experts And Counsel..................................... 25
Commission's Position on Indemnification For Securities Act Liability..... 26
Available Additional Information.......................................... 26
Changes In And Disagreements With Accountants............................. 26
Index to Financial Statements............................................. 27



         INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      Medi-Hut has filed this a registration statement on Form SB-2 to register the Medi-Hut common stock to be sold by the selling stockholders. As allowed by the Securities and Exchange Commission ("SEC") rules and regulations, this prospectus does not contain all the information provided in the registration statement. That information is available without charge to you upon written or oral request. In addition, Medi-Hut undertakes to respond to requests for the information within one business day of receipt of the request. Medi-Hut will send the copies of the document by first class mail or other equally prompt means. You must address your request to:

                        Investor Relations
                        Medi-Hut Co., Inc.
                       1935 Swarthmore Ave.
                    Lakewood, New Jersey 08701


                    -------------------------

                       PROSPECTUS SUMMARY

                        Medi-Hut Co., Inc.
                       1935 Swarthmore Ave.
                    Lakewood, New Jersey 08701
                          (732) 901-0606

      The Company. We wholesale name brand drugs, medical products, our Elite Safety Syringe, our "Elite" brand private label medical products and our "Tru-Choice" over-the-counter drugs. These products are provided to us by various suppliers and we sell these products through drug wholesalers who then sell the products to pharmacies and through mail order. We plan to expand our operations to include manufacturing of our 3cc Elite Safety Syringe within the next ninety (90) days. Further discussions of our business and operations can be found in the "Management's Discussion and Analysis" starting on page 8 and the "Business" section starting on page 13.

      The following table sets forth certain selected financial data of Medi-Hut for the nine month period ended July 31, 2001, and the fiscal years ended October 31, 2000 and 1999. We have funded our cash requirements primarily through revenues and sales of our common stock. We have required little short term debt financing and management expects that the capital raised by recent private placements will satisfy our present requirements for working capital and capital expenditures for the next twelve months. The information contained in the following table should be read in conjunction with the "Management's Discussion and Analysis" starting on page 8 and the historical financial statements and related notes included elsewhere in this prospectus.



                                   Nine Month
                                  Period Ended       Year ended October 31,
Operations                        July 31, 2001       2000           1999
----------                        -------------  -------------  -------------
Net sales                         $  7,285,362   $  8,130,696   $  4,758,268
Gross profit                         1,047,511        734,353        490,905
Total operating expenses               535,378        498,835        581,346
Net income (loss)                      350,827        235,000        (87,186)
Net (loss) per common share               0.03           0.02          (0.01)

Financial Position
------------------
Current assets                    $  5,523,541   $  2,908,632   $  1,812,701
Current liabilities                  1,934,136      2,016,444        477,594
Total assets                         7,475,318      3,572,298      1,839,200
Stockholders equity                  5,541,182      1,555,854      1,361,606


      The Offering. Medi-Hut is registering for resale an aggregate of 1,850,000 common shares as a result of certain agreements with certain selling stockholders. Pursuant to a registration rights agreement between Medi-Hut and Empire Fund Managers, LLC, we are registering 1,200,000 common shares related to units sold in a private placement. We are also registering another 275,000 shares pursuant to "piggy back" registration rights related to a private placement we started in September 2001. In addition, we are registering 375,000 common shares held by our management. Of the 1,850,000 total shares being registered, 600,000 shares are underlying common shares for warrants granted to Empire Fund (See, "Selling Stockholders - Transactions Related to the Offering," starting on page 24.)

      We will not receive any of the proceeds from the resale of the 1,850,000 shares which are being registered. These shares will be sold from time to time and at the total discretion of the selling stockholders. See, the "Plan of Distribution" starting on page 25 for further details on the rights of the selling stockholders in regards to the manner of any sales. We may receive proceeds from the exercise of any and all of the 600,000 warrants. If all of the warrants are exercised we may receive proceeds of approximately $4,050,000. We intend to use these proceeds for working capital.

    Shares of common stock offered by selling stockholders         1,850,000
    Common stock outstanding after the offering                   15,033,800
    Common stock owned by selling stockholders after the offering  3,255,200


                           RISK FACTORS

       Potential investors should carefully consider the following risk factors before deciding to buy our common stock. Each investor should also consider the other information in this prospectus. If any of the following risks actually occur, our business, financial condition, operating results or cash flows, could be materially adversely affected. This could cause the trading price of our common stock to decline, and the investor may lose part of or all of the investment.

RISKS RELATED TO OUR BUSINESS

      We have recorded net income in our most recent fiscal year, but consistently incurred net losses in prior years. We recorded a net income of $235,000 for fiscal year 2000; however, we had posted net losses for previous years. We have financed ourselves through revenues, loans and sales of our common stock.

      Our quarterly results could fluctuate and we cannot be certain that future results will be similar to past results. We do not believe that period-to-period comparisons of our results of operations will necessarily provide investors with meaningful data for the foreseeable future because of variations in our operations. We recently acquired and consolidated operations with our wholly owned subsidiary which has resulted in restated financial statements that reflect the consolidation. Our operating results in the future may vary significantly, depending on factors such as revenue from product sales, variations in product lines, changes in our operating expenses, changes in our business strategy, and other general economic factors. Our revenues will also be difficult to forecast because the markets for our products are evolving and our revenues in any period could be significantly affected by new product announcements or product launches by our competitors.

      We are subject to intense competition and we may not be able to compete successfully in the market. We estimate that we have less than a 1% market share. We compete with companies large and small who wholesale over-the counter drugs, name brand drugs, and medical products. (See, "Business - Competition," on page 13.) We also compete with companies who manufacture and sell safety syringes. Many of these companies have brand name recognition and significantly greater financial, technical, marketing, and managerial resources. The primary factors which allow us to remain in the market is the price and quality of our products. We expect competition to persist, increase, and intensify in the future as the markets for our products develop and as additional competitors enter our market. Our success in establishing our Elite Safety Syringe, Elite name brand medical products and Tru-Choice Drugs as a recognized brand name and achieving their acceptance in the market will depend in part on our ability to continually deliver a quality product at a competitive price.

      We depend upon our patent and proprietary rights, none of which can be completely safeguarded against infringement. Our ability to compete effectively will depend, in part, upon our ability to protect our Elite Safety Syringe patent. (See "Patent, Trademark, License and Intellectual Property," on page 16.) Competition in our market is intense and our competitors may independently develop or obtain patents on syringes that are substantially equivalent or superior to ours. Intellectual property rights, by their nature, are uncertain and involve complex legal and factual questions. We may unknowingly infringe upon the proprietary rights of others, thereby exposing us to significant liability and/or damages. We are not aware of any third party intellectual property rights which would prevent us from marketing and developing our Elite Safety Syringe although such rights may exist. If we were to inadvertently infringe upon the intellectual property of another party, we could be forced to seek a license to those intellectual property rights, alter the products or processes so they no longer infringe upon those rights, or engage in litigation. If we were required to attempt to obtain a license to another party's proprietary rights, our efforts would be expensive, and might be unsuccessful.

      We are dependent upon customers who may leave us at any time. We do not enter into long-term agreements with our customers and in the event one or more of our major customers were to use other wholesalers, we could experience a substantial drop in revenues.

      We may be subject to risks associated with global operations, including fluctuating currency exchange rates and political instability. We are in the process of establishing a manufacturing facility in Seoul, Korea and have entered into agreements with suppliers located in Korea. As a result, our future revenues may be affected by the economies of these countries. In addition, international operations are subject to a number of risks, including: longer payment cycles, unexpected changes in regulatory environments, import and export restrictions and tariffs, difficulties in staffing and managing international operations, greater difficulty or delay in accounts receivable collection, potentially adverse recessionary environments and economies outside the United States, and political and economic instability.

RISKS RELATED TO THE OFFERING

      The future sale of common stock could pose investment risks, including substantial dilution to our stockholders. The market price of our common stock could drop as a result of sales of the common stock in the market after the effective date of this registration statement or the perception that such sales could occur. This event could also make it more difficult for us to raise funds through future offerings of our common stock. As of this filing we have authorized approximately 14,433,800 shares of outstanding common stock. If all warrants are exercised shortly after the effective date of this registration statement, it is possible that we will have 15,033,800 shares outstanding, with approximately 10,327,954 shares freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act"). Approximately 4,013,500 shares of our common stock are held by our "affiliates," as defined under Rule 144 of the Securities Act, and are "restricted securities," as defined under Rule 144. The Rule 144 common stock held by our affiliates may be sold in the future without further registration under the Securities Act to the extent those sales are permitted by Rule 144 or any other exemption under the federal securities laws.

      Investors may have difficulty selling our shares. There has not been a large public market for our common stock and it has traded on the Nasdaq SmallCap Market only since July 2001. We do not know the extent to which investor interest in our stock will lead to the development of an active trading market for our stock or how liquid that market might be. Investors may be unable to sell their Medi-Hut common stock at or above the price they paid for their Medi-Hut common stock.

      We have not paid dividends. We have not paid cash nor stock dividends on our common stock. We intend to retain future earnings to finance our growth and development and do not plan to pay cash or stock dividends in the foreseeable future.


              NOTE ABOUT FORWARD LOOKING STATEMENTS

      This prospectus contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this prospectus that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within Medi-Hut's control. These factors include but are not limited to economic conditions generally and in the industries in which Medi-Hut may participate; competition within Medi-Hut's chosen industry, including competition from much larger competitors; technological advances and failure by Medi-Hut to successfully develop business relationships.


                         USE OF PROCEEDS

      We are registering the shares for the benefit of the selling stockholders and they will sell the shares from time to time under this prospectus. We will not receive the proceeds from the resale of the 1,850,000 shares to be sold by the selling stockholders. The selling stockholders are not obligated to exercise their warrants, and there can be no assurance that they will exercise all or any of them. If they exercise all of the warrants we could receive approximately $4,050,000 in proceeds. We intend to use the proceeds from the warrants for working capital, which may include payment of salaries, rent, research and development, construction of a manufacturing facility, purchase of inventory and marketing expenses. We will pay all the costs of this offering, with the exception of the costs incurred by the selling stockholders for their legal counsel and the costs they may incur for brokerage commissions on the sale of their shares.


                     MARKET FOR COMMON EQUITY

      In July 2001 our common stock began trading on the Nasdaq SmallCap Market under the symbol "MHUT." Prior to our Nasdaq listing, our common stock traded over-the-counter and was quoted on the NASD OTC Electronic Bulletin Board under the symbol "MHUT." The following table presents the range of the high and low bid prices of our stock as reported by the Nasdaq Trading and Market Services for each fiscal quarter for the last two fiscal years ending October 31st and for the nine month period ended July 31, 2001. These quotations represent prices between dealers and may not include retail markups, markdowns, or commissions and may not necessarily represent actual transactions.

      Fiscal Year       Quarter Ended            High            Low
      -------------     -------------           -------        -------
      1999              January 31st            $  0.53        $  0.13
                        April 30th                 0.41           0.23
                        July 31st                  0.94           0.20
                        October 31st               2.75           0.84

      2000              January 31st            $  4.69        $  1.53
                        April 30th                 6.81           3.53
                        July 31st                  5.63           3.00
                        October 31st               6.31           2.75

      2001              January 31st            $  8.65        $  4.66
                        April 30th                 7.09           4.34

                        July 31st                  8.98           5.64


     There were approximately 264 stockholders of record as of October 26, 2001. As of the date of this filing, we believe 8,477,954 shares may be traded without restriction or further registration under the Securities Act. We have warrants outstanding to purchase 600,000 common shares at an exercise price of $6.75, expiring through October 2003. The remaining common shares held by our existing shareholders are "restricted securities," as that term is defined under Rule 144 of the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or otherwise.

DIVIDENDS

       We have not paid cash or stock dividends and have no present plan to pay any dividends, intending instead to reinvest our earnings, if any. For the foreseeable future, we expect to retain any earnings to finance the operation and expansion of our business. In addition, it is anticipated that the terms of future debt and/or equity financing may restrict the payment of cash dividends. Therefore, the payment of any cash dividends on the common stock is unlikely. However, payment of future dividends will be determined from time to time by our Board of Directors, based upon our future earnings, financial condition, capital requirements and other factors. We are not presently subject to any restriction on our present or future ability to pay any dividends.

               MANAGEMENT'S DISCUSSION AND ANALYSIS

      The following discussion and analysis should be read in conjunction with our financial statements and notes which are included at the end of this prospectus. (See, "Financial Statements," below.) We wholesale name brand drugs, medical products, over-the-counter drugs and anti-stick safety syringes.

      Acquisition Treatment: In April 2000, in an arm's length transaction, Medi-Hut acquired Vallar Consulting, a privately held New York corporation in the business of selling over-the-counter and name brand pharmaceuticals to distributors and wholesalers nationwide. Vallar had been one of our major customers during our 1999 fiscal year representing $120,211, or 9.4%, of our
total revenues.   Pursuant to the agreement, dated January 10, 2000, we issued
350,000 common shares valued at $1,340,500 to Lawrence Marasco, the sole owner of Vallar. The parties negotiated the acquisition price for Vallar rather than using typical valuation models. Vallar's value was established at approximately $1.3 million based upon posted revenues in excess of $3.5 million during its 1999 fiscal year, anticipated sales over a five year period, Mr. Marasco's 26 to 27 years of experience in the industry and the value of Vallar's client base. The assets involved in the transaction were primarily accounts receivable since Vallar did not own physical plants, equipment or property.

      The acquisition was treated as a pooling of interests for accounting purposes and Vallar became our wholly-owned subsidiary. The acquisition was structured as a tax free stock-for-stock exchange pursuant to Section
368(a)(1)(B) of the Internal Revenue Code of 1986 as amended.   Subsequently,
Vallar was dissolved and all assets, liabilities and equity were recorded on our books and our financial statements have been restated to reflect these allocations.

      Joint Venture: On November 16, 2000, we entered into a joint venture with COA International Industries, Inc., a Korean corporation. The parties agreed to form Medi-Hut International as a Korean company to manage the
production facility.   On February 14, 2001 we received notice that Medi-Hut
International (Mfg) Co., Ltd. ("Medi-Hut International") received Korean government approval and registration. Medi-Hut has a 44% ownership interest in the entity and management believes this interest will allow greater control of the manufacture and distribution of the Elite Safety Syringe.

RESULTS OF OPERATIONS

      The following table summarizes our results of operations for the three and nine month periods ended July 31, 2001 and 2000 and the fiscal years ended October 31, 2000 and 1999. The results of operations for the three month period ended July 31, 2001, are not necessarily indicative of result to be expected for any subsequent period.


                Three Months Ended July 31,  Nine Months Ended July 31,  Years Ended October 31,
                    2001          2000           2001         2000          2000        1999
               ------------- ------------- ------------- ------------- ------------- -------------
                                                                                      (Restated)
Net Sales      $  2,771,376  $  1,975,516  $  7,285,362  $  5,470,566  $  8,130,696  $  4,758,268
Cost of Sales     2,363,940     1,650,215     6,237,851     4,807,432     7,396,343     4,267,363
               ------------- ------------- ------------- ------------- ------------- -------------
Gross Profit        417,436       325,301     1,047,511       663,134       734,353       490,905

Selling, General
& Administrative
Expenses            222,750       111,028       535,378       389,603       498,835       581,346
               ------------- ------------- ------------- ------------- ------------- -------------

Operating Income
 or (Loss)          194,687       214,273       512,134       273,531       235,518       (90,441)

Other Income
 (Expense)           36,318        15,670        51,672        43,172        62,146         3,555
               ------------- ------------- ------------- ------------- ------------- -------------



Provision for
 Income Taxes        81,665        80,252       212,978        85,033        62,664           300
               ------------- ------------- ------------- ------------- ------------- -------------
Net Income
 (loss)        $    149,340  $    149,691  $    350,827  $    231,670  $    235,000  $    (87,186)


Earnings
(Loss) per
common share                                                           $       0.02  $      (0.01)




  NINE MONTHS ENDED JULY 31, 2001 COMPARED TO NINE MONTHS ENDED JULY 31, 2000
  ---------------------------------------------------------------------------

      Net Sales. We realize revenue when products are shipped and title passes to our wholesalers. Sales are net of returns, which have historically been less than 2% of gross sales. Net sales were $2,771,376 for the third quarter of 2001 and $7,285,362 for the nine month period ended July 31, 2001. The nine month figure represents a $1,814,796 increase over the same period last year. The increase in sales was primarily the result of sales of name brand pharmaceuticals and our Elite Safety Syringe.

      Cost of Sales. Costs of sales primarily consists of the cost of the products purchased from third-party vendors and shipping costs. Total cost of sales as a percentage of net sales increased for the comparable quarter but decreased for the nine month period. Such costs were 84.9% of net sales for the third quarter of 2001 compared to 83.5% of net sales for the third quarter of 2000, but were 85.6% for the 2001 nine month period compared to 87.9% for the nine month period of 2000. The overall improved costs of sales are reflective of the greater profit margin of the Elite Safety Syringe. Despite the increase in costs of sales and aided by increased revenues, our gross profit increased by $92,135 in the third quarter of 2001 compared to the third quarter of 2000, and increased $384,377 in the 2001 nine month period compared to the 2000 nine month period.

      Selling General and Administrative. These expenses include employee salaries and benefits, employee travel expenses, advertising, office expenses and occupancy costs. These expenses increased $111,722 in the third quarter of 2001 compared to the third quarter of 2000 due primarily to the hiring of a Chief Financial Officer and general increases in salaries, product liability insurance premiums, consulting, NASDAQ fees and annual meeting/report expenses. In the nine month period of 2001 compared to the nine month period of 2000, general and administrative expenses increased $145,775. Such expenses were 7.3% of net sales in the 2001 nine month period compared to 7.1% of net sales for the comparable 2000 period. The increase in general and administrative expenses resulted in our income from operations decreasing $19,586 in the 2001 third quarter compared to the 2000 third quarter, and an increase of $238,603 in the 2001 nine month period compared to the same period in 2000.

      We recorded total other income, net of other expenses, of $36,318 for the 2001 third quarter compared to $15,670 for the third quarter of 2000. For the nine month period of 2001 we recorded total other income, net of other expenses, of $51,672 compared to $43,172 for the same period in 2000. The increases in 2001 compared to 2000 were due primarily to additional interest income from cash reserves and promissory notes receivable from exercised common stock purchase warrants.

      Our income taxes increased $1,413 in the third quarter of 2001 and $127,945 for the nine month period as a result of our increased net income.

      Our net income, after tax, decreased $351 in the 2001 third quarter and increased $119,157 in the 2001 nine month period compared to 2000 comparable periods. As a result, we posted a net income per share of $0.03 compared to an income per share of $0.02 for the 2000 nine month period.

      YEARS ENDED OCTOBER 31, 2000 AND 1999

      Net Sales. Net sales increased $3,372,428 from fiscal year 1999 compared to the 2000 fiscal year. The increase in net sales for the 2000 fiscal year was primarily a result of increased sales of name brand drugs and medical products.

      Cost of Sales.   During fiscal year 2000 as sales increased the cost of
sales has also increased from 89.7% of net sales in 1999 to 91.% of net sales in 2000. The increased costs are due to the smaller profit margin of the name brand drugs which accounted for 71.2% of our revenues.

      Selling, General and Administrative. In fiscal year 2000 these expenses decreased $82,511 from fiscal year 1999. The decrease in expenses resulted primarily from reduced travel and office expenses and reduced occupancy costs.

      Other Income (Expense). We recorded interest income of $62,146 for fiscal year 2000 compared to interest income of $8,109 for the 1999 fiscal year. This income is primarily from investments in commercial paper. The income was offset by a $4,554 interest expense incurred on our line of credit during fiscal year 1999.

      Income Taxes.   We had $127,931 available net operating loss carry
forwards as of October 31, 2000. We may use these carry forwards to reduce our Federal taxable income and tax liabilities in future years. The carry forwards will be used in full on our October 31, 2000 corporate tax return.

      Net Income (Loss).   We posted a net income for the 2000 fiscal year
compared to a net loss for the 1999 fiscal year. The acquisition of Vallar and sales of name brand drugs coupled with a reduction in selling, general and administrative expenses were the primary reasons for the net income.

      YEARS ENDED OCTOBER 31, 1999 AND 1998

      Due to the acquisition and consolidation of Vallar, the financial statements for the fiscal year ended 1999 reflect the combined entities whereas the financial statements for the fiscal year 1998 are Medi-Hut's only. The following discussions reflect this consolidation. Accordingly, we believe a comparison of the results of our operations on a year-by-year basis is of limited benefit.

      Net Sales. Net sales increased from $779,537 in 1998 to $4,758,268 in 1999. This increase in net sales was a result of the acquisition of Vallar. However, net sales were low during fiscal year 1998 because we lost a major customer due to that company's change in ownership and the new management's decision to use a manufacturer who produced syringes in the United States. The loss of this customer represented approximately $375,000 in sales.

      Cost of Sales. During fiscal year 1999 costs of sales were $4,267,363 compared to $552,173 in 1998. Cost of sales were 70.8% of net sales in 1998 compared to 89.7% of net sales in 1999. The increased costs are due to the smaller profit margin of the name brand drugs.

      Selling, General and Administrative. In fiscal year 1999, selling, general and administrative expenses were $581,346 compared to $271,162 in 1998. The increase in expenses resulted primarily from increased accounting and legal expenses, increased officer and employee salaries and increased insurance expenses.

      Net Income (Loss).   We posted a net loss of $45,997 in 1998 compared to
a net loss of $87,186 in 1999. Despite an increase in sales, our gross profit was smaller due to the costs of sales.

      FACTORS AFFECTING FUTURE PERFORMANCE

Management believes the following factors will affect our future results of operations:
      1) Maintenance of our market share due to pricing our products below our competitors prices;
      2) Continued concern of the public and government entities about sexually transmitted diseases;
      3) Changes in federal and state regulations which will require use of safety syringes by health care workers;
      4) Enactment of the Needlestick Safety and Prevention Act in November 2000 and legislation in 16 states require the use of anti-stick syringes.

      QUARTERLY TRENDS

      We do not anticipate experiencing seasonal fluctuations in our operations because sales of medical supplies is not seasonal in nature.

      LIQUIDITY AND CAPITAL RESOURCES

      We have funded our cash requirements primarily through revenues and sales of our common stock. Management anticipates we will continue to meet our present requirements for working capital and capital expenditures for the next twelve months from revenues and equity transactions. For the period ended July 31, 2001, we had $2,746,024 in cash and working capital of $3,589,409 compared to cash of $502,243 and working capital of $1,192,888 at the year ended October 31, 2000. We had total current assets of $5,523,541 with total current liabilities of $1,934,136 as of July 31, 2001, compared to $2,908,632 total current assets and $1,716,444 total current liabilities for the fiscal year ended October 31, 2000.

      As of July 31, 2001, our principal commitments consisted of office and warehouse space and an automobile lease. Monthly rental payments are approximately $2,025 per month with total future minimum rental payments of $13,393 through the fiscal year 2003.

      Net cash used by our operating activities was $12,869 for the 2001 nine month period ended July 31, 2001, compared to $353,644 net cash provided by operating activities for the comparable 2000 nine month period. Net cash used by investing activities was $3,500,850 for the 2001 period compared to $148,435 net cash used by investing activities for the same period in 2000. Of the 2001 period amount, $1,000,000 is related to our investment of capital funding in Medi-Hut International (Mfg.) Co., Ltd. under our joint venture agreement with COA Industrial. In addition, we invested $1,850,000 to purchase marketable securities, which are unsecured, with terms ranging from 30 to 90 days and fixed interest rates ranging from 4.92% to 5.99% per annum.

      Net cash provided by financing activities was $5,757,500 for the 2001 period compared to $34,793 for the 2000 period. The 2001 period increase was primarily related to proceeds of $1,512,500 from the exercise of 800,000 warrants (which were granted under various agreements and the underlying common shares registered under the Securities Act of 1933 on January 29, 2001) and redeemed marketable securities of $1,850,000. In addition, $1,995,000 in proceeds were realized from the sale of common stock during the 2001 nine month period. On November 30, 2000, we agreed to sell, in a private placement, 475,000 units for $1,995,000 to Mid-West First Financial, Inc., an accredited investor. Each unit consisted of one common share and one warrant to purchase one common share. The warrants are exercisable for a period of five years at an exercise price of $5.25. The 475,000 warrants were exercised during the third quarter 2001 of which the company is holding a note receivable of $2,493,750 pertaining to the exercise.

      During the fourth quarter of the 2001 fiscal year we have conducted private placements which have resulted in an aggregate of $4,761,250 in proceeds. Specifically, beginning on September 7, 2001, we conducted a private placement to qualified purchasers of our common stock. The maximum offering was 1,000,000 common shares at $5.75 per share, with potential proceeds of $5,750,000. On October 19, 2001, we terminated the offering after we had sold an aggregate of 275,000 shares to seven purchasers for $1,581,250. Pursuant to the private placement memorandum, the purchasers of the shares sold in the private placement would have the right to include the shares purchased in the private placement in any registration statement filed by Medi-Hut within one year from September 7, 2001. Then in October 2001 we privately sold 600,000 units to Empire Fund for $3,180,000. Each unit consisted of one common share and a warrant to purchase an additional common share at $6.75. If the warrants granted as part of the units are exercised, we may realize an additional $4,050,000 in proceeds. Management believes this equity funding will satisfy our cash needs for at least that next twelve months.

      FINANCING

      We have a $1,750,000 revolving line of credit which expires January 31, 2002. PNC Bank, N.A. makes loans to us at % above the prime interest rate for the revolving line of credit. This line of credit is secured by all the assets of Medi-Hut. As of the fiscal year ended 2000 and the third quarter ended July 31, 2001, there were no amounts outstanding on the line of credit.

      On October 4, 1999, we received preliminary approval from the New Jersey Economic Development Authority for $5.75 million in financial assistance to build or purchase a manufacturing facility in New Jersey for our Elite Safety Syringe. Management intends to establish a manufacturing facility in the United States in order to insure availability of product. We continue to seek an underwriter for the bonds, however, the New Jersey Authority may not be able to allocate tax-exempt private activity bonds if it receives financing requests which exceed its private activity bond caps or if it determines that other projects should have priority over Medi-Hut's project. We anticipate that for the present time we will rely on manufacturing facilities located in Korea to produce our Elite Safety Syringe.

      Management anticipates that if additional funds are needed for our future growth, we may seek additional funding through future securities offerings which will be effected pursuant to applicable exemptions under federal and state laws. We will determine the purchasers and manner of issuance according to our financial needs and the available exemptions. We also note that if we issue more shares of our common stock our shareholders may experience dilution in the value per share of their common stock.

                            BUSINESS

      The following description of Medi-Hut's business should be read in conjunction with the information included elsewhere in this prospectus. This section contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements as a result of certain of the risk factors set forth below and elsewhere in this prospectus.

      We wholesale name brand drugs, medical products, our Elite Safety Syringe, our Elite brand private label medical products and our Tru-Choice over-the-counter drugs which are provided to us by various suppliers. We sell our products through drug wholesalers who then sell the products to pharmacies and through mail order.

HISTORICAL DEVELOPMENT

      We were incorporated in the state of Utah as Gibraltor Energy on August 20, 1981. We later changed our name to Indwest, Inc. On January 28, 1998, Indwest entered into an Agreement and Plan of Reorganization with Medi-Hut Co., Inc., a New Jersey corporation incorporated on November 22, 1982 ("Medi-Hut - New Jersey"). Medi-Hut - New Jersey was involved in the business of selling wholesale medical supplies. Indwest was the surviving corporation of the merger and changed its name to Medi-Hut Co. Inc. ("Medi-Hut - Utah"). Pursuant to the merger agreement, the directors and officers of Indwest resigned and the management of Medi-Hut - New Jersey filled the vacancies, and the former shareholders of Medi-Hut - New Jersey obtained 55.4% of the voting power.

      On February 2, 1998, Medi-Hut Co., Inc. was incorporated in the state of Delaware. On February 27, 1998, Medi-Hut - Utah completed a change of domicile merger with the Delaware Medi-Hut. We currently are a Delaware corporation holding a Certificate of Authority to do business in the state of New Jersey.

      In April 2000, Medi-Hut acquired Vallar Consulting as a wholly-owned subsidiary through a stock-for-stock exchange. Vallar was in the business of selling over-the-counter and name brand pharmaceuticals to distributors and wholesalers nationwide. Pursuant to the agreement we issued 350,000 common shares, valued at $1,340,500, in exchange for the outstanding shares of Vallar. Subsequently, we distributed Vallar's assets to Medi-Hut and dissolved Vallar.

PRINCIPAL PRODUCTS

      Name Brand Drugs.   We wholesale name brand drugs which are drugs that
are protected by patent or licensure: for example "Viagra." When a drug is patented, no other person can produce or sell that drug for twenty years without the patent owner's permission. In September of 1999 we began to wholesale Certia XT Caps, Nubain, Terazosin ACL Caps and Viagra. These name brand drugs were 85.0 % , or $6,200,761, and 71.2%, or $5,790,185, respectively, of our total revenues for the nine month period ended July 31, 2001 and the 2000 fiscal year.

      Medical Products.    In April of 1999 we introduced our own "Elite"
brand medical products. Our medical products are manufactured by third-party suppliers and include syringes, hot and cold packs, gauze bandages, adhesive bandages and paper products. These products accounted for approximately 22.2%, or $1,803,605, of our revenues during fiscal year 2000.

      Elite Safety Syringe. Our newest product is the Elite Safety Syringe which is our anti-stick safety syringe. Safety syringes are defined as those products that incorporate features designed to safely cover the sharp needle with minimal effort and minimize danger to the user by preventing accidental needle sticks. There are two types of anti-stick syringes: 1) Active device - this product demands that the user in some way make a physical movement to activate the device after the injection and prior to disposal; 2) Passive device - this product activates automatically after injection and should be designed not to interfere with the normal injection procedure. We hold a patent for the Elite Safety Syringe which is a passive device that incorporates a transparent sleeve into which the needle will automatically retract after use. Unlike many anti-stick syringes that are now in the marketplace, our Elite Safety Syringe can be activated using a one hand technique. We believe our Elite Safety Syringe will decrease accidental needle sticks of medical service providers.

      In October of 2000 we started production of the Elite Safety Syringe in a FDA (Food and Drug Administration) registered and ISO 9002 approved facility in Korea (See, "Government Regulations," below.) The Elite Safety Syringe is manufactured in 1cc, 3cc and 5cc sizes. We also manufacture a 3cc Luer-Lock Tip safety syringe. We believe that our Elite Safety Syringe is manufactured using sophisticated, patented, high-tech machinery which allows production of a precise quality product. We market our Elite Safety Syringe through hospital distributors who handle the selling, in house training of users, warehousing and distribution of this product.

      Other Products. During our fiscal year 2000, our Elite brand and private label products, which include alcohol prep pads and condoms, have accounted for approximately 5.2% of our revenues and our Tru-Choice drugs, which we launched in September of 1999, were 1.4% of our revenues. For the nine months period ended July 31, 2001, these products have accounted for approximately 7.9% of our revenues.

      We believe our alcohol preps complement our syringe product line because they are primarily used as a topical antiseptic, anti-infective prior to administering injections. Each soft, absorbent, non-woven pad is impregnated
with 70% isopropyl alcohol, USP.   Our condoms are made of natural rubber
latex and are silicone lubricated with a reservoir tip. Our latex condoms are made to exacting specifications, with each condom electrically tested for holes during the manufacturing process, dimensional checks are performed and leak tests using water are also conducted. We also have used lot numbers and expiration dates on our condom packages for the last eleven years. In July 2001 we added six new generic tablets and fourteen new liquid medications to out Tru-Choice product line for a total of 39 products.

      Product Liability Insurance. We currently maintain a product liability insurance policy with a limit of $3 million per loss per policy year.

      DISTRIBUTION

      Our products are sold through large drug wholesale chains in the United States who then sell them through pharmacies and mail order. We do not use a large sales force. We conduct our sales to wholesale distributors from our office located in Lakewood, New Jersey and our employees contact the wholesalers by telephone or make periodic visits. Once we have made a sale to a wholesaler, we place a purchase order with one of our third-party suppliers. Usually, the purchase order provides shipping instructions to the third-party supplier for delivery of the product to the wholesaler. In the event the product is not shipped by the third-party supplier, we have the product delivered to our warehouse and then ship it directly from our warehouse to the wholesaler.

      In August 2001 we hired Bond-Brown Sales Design, LLC, to market and sell our Elite Safety Syringe. Bond-Brown is a specialized consulting firm focused on sales and marketing effectiveness. Management believes that Bond-Brown will strengthen our market position and open new marketing and sales avenues.

      Our inventory consists of finished products which are warehoused at the third-party manufacturer's or supplier's facility or when necessary at our own warehouse. Our policy is to have at least 80% of a product in inventory prior to generating a purchase order for the product. We carry a one month inventory of products which are warehoused at the third-party manufacturer or assembly facilities we use. Our customary business practice is for our large buyers to place purchase orders several months in advance. This allows us to notify our third-party suppliers in advance of needed product. All sales are on thirty (30) day credit. Returned merchandise is minimal due to the vigorous tests that our products endure prior to shipment.

      PRINCIPAL SUPPLIERS

      Our ordinary course of business is to place a purchase order with our third-party suppliers when we want to order product. We do not enter into long term formal contracts with our third-party suppliers in regards to the private brand labeling or manufacture of our products. However, we do require such third-party suppliers to agree not to disclose confidential information regarding the identity of our customers to third parties, to not directly or indirectly compete with us, nor to contact our customers. We also require the third-party supplier to agree to follow our delivery instructions in the purchase order.

      We purchase products internationally from FDA registered and ISO 9002 approved medical device facilities, as well as from manufacturers here in the United States. We are dependent upon these suppliers and the loss of any one of these suppliers would have a material adverse effect on our operations. However, we believe any of our suppliers could be replaced within sixty (60) days. Kinray Inc. located in New York supplies our name brand drugs. Sam Woo Corporation located in Seoul, Korea, supplies our 1cc Elite Safety Syringe and COA International Industries, Inc., also located in Korea supplies our 3cc and 5cc Elite Safety Syringe. Banta Health Care Products, Inc., located in Michigan, produces our miscellaneous paper products. We have teamed up with Packaging Electronics and Device Corporation for production of our hot and cold packs. Packaging Electronics and Device Corporation holds the patent to the hot and cold pack we sell and allows us to distribute and use our Elite brand label on their unique product.

      In November 2000 we entered into a joint venture with COA International Industries, Inc., a Korean corporation located in Seoul Korea. COA International manufactures and exports medical disposable products, including disposable syringes. The purpose of the joint venture was to establish a new syringe production facility located in the Republic of Korea. Pursuant to the agreement, we hold a 44% owner interest in Medi-Hut International, COA International holds a 46% ownership interest and the agent for the agreement, Inben Brothers Company, received a 10% ownership interest. Our initial capital contribution is $1,000,000. The agreement became effective in February of 2001 after Medi-Hut International received Korean approval. This facility is nearing completion and we expect this facility to begin production of our 3cc size Elite Safety Syringe within the next ninety (90) days.

      PRINCIPAL CUSTOMERS

      We do not enter into long term written agreements with our customers. We accept orders from our customers by telephone, fax, mailed purchase orders, or in person and immediately place the order with our suppliers. The loss of a major customer would have a material adverse effect on our results of operations.

      During fiscal year 2000 we relied on four major customers who are drug wholesale distributors for 69.4%, or $5,641,930, of our total revenues. These customers purchased name brand drugs and medical products. Jomar Marketing accounted for $2,287,981, or 28.1%, of our revenues. 824 Drug Corp. accounted for $1,235,661, or 15.2%; Colora accounted for $1,060,199, or 13.0%; and
Larval Corp. accounted for $1,058,089 or 13%.

      During fiscal year 1999, we relied on three major customers for 41.3%, or $1,962,808, of our revenues.
824 Drug Corp accounted for $723,137, or 15.2%, of our revenues. Jomar Marketing and Larval Corp. accounted for 13.0% each of our revenues with $620,453 and $619,218, respectively.

      PRODUCT DEVELOPMENT

      We are committed to search out and develop safety products for the health care profession and to supply the consumer with quality medical products for a reasonable price. During the past three fiscal years we have incurred minimal research and development costs. We incurred approximately $32,201 in research and development costs during 1995 for FDA registration and patent protection of our Elite Safety Syringe.

      COMPETITION

      We compete with companies large and small who wholesale name brand drugs and medical products. We believe we have less than a 1% share of such markets. We maintain our competitive stance by offering a quality product for less money. We believe our products are priced lower than products sold by the market leaders, which allows our third party wholesalers to realize greater profits. We price our products based upon available data regarding the selling prices of products being sold by the companies in our markets. Based on that data, management establishes a price for a product which is lower than the price of the market leaders.

      The safety syringe market is dominated by Becton Dickinson & Company and Sherwood/Davis & Geck, Division of American Home Products Company. Both of these companies manufacture an active device which requires two hands and activates manually after the injection. We compete with these companies by offering our Elite Safety Syringe which can be activated using a one hand technique and is priced lower than our competitor's products. Retractable Technologies, Inc. entered into the market place with a passive device similar to our Elite Safety Syringe. However, we intend to price our Elite Safety Syringe approximately 15% less than this competitor's passive syringe device.

      PATENT, TRADEMARK, LICENSE AND INTELLECTUAL PROPERTY

      Our Elite Safety Syringe holds United States Patent No. 5,562,626, issued October 8, 1996. In December of 1999 we filed an updated patent for the Elite Safety Syringe in which we improved our original design by reducing the number of parts and including a lock tip which allows changing of a needle to facilitate drawing medications from a medicine vial. Then in January 2001 we made another application for a new patent for our Elite Safety Syringe. We believe this patent is of material importance to the future growth of our business because of the anticipated growth in the safety syringe markets. The Elite Safety Syringe is classified as a passive anti-stick safety syringe and is one of the few that can be activated with the ease of use of a normal
plastic disposable syringe.   In June of 1995 we received FDA 510(k) #K933569
which allows us to assign the manufacturing rights of the Elite Safety Syringe. (See, "Government Regulation," below.) The 510(k) is listed as an initial distributor of a Class II Special Controls device. We do not have any licenses, franchise or concessions agreements in place for this product at this time. We believe our future success will depend, in part, on our ability to protect our Elite Safety Syringe patent; however, if a third party infringes upon our patent we could expend substantial costs in its protection.

      GOVERNMENT REGULATION

      FDA Our medical products are subject to regulation by the federal FDA and various other federal and state agencies as well as by a number of foreign governmental agencies. Our third-party manufacturers are primarily responsible for our products meeting these regulations. We believe they are in compliance in all material respects with the regulations based on the fact that our third-party manufacturers are FDA registered and their products meet FDA standards. Compliance with these regulations has not had, and is not expected to have, a material adverse effect on our business.

      Manufacturers in the United States, as well as our foreign manufacturers, who manufacture our products must be registered with the FDA. Our contract manufacturers must comply with an FDA registration process and are subject to random and unannounced on-site FDA periodic inspections. After registration with the FDA, the FDA will inspect the facility for compliance with the general controls. The general controls provisions require annual registration, listing of devices, good manufacturing practice, and labeling. It also prohibits misbranding and adulteration. Our foreign suppliers' finished products are analyzed and tested by the FDA either once the product enters the United States, or when it is taken off the shelf of a pharmacy or hospital. If the FDA has questions at the time of an inspection, the supplier will have a reasonable time to answer and comply with the necessary governmental concerns.

      Our third party manufacturers are responsible for education of their employees regarding FDA requirements and we ensure they receive all changes of rules applicable either to product compliance or good manufacturing procedures as announced in the Federal Register. We notify our suppliers of changes that we deem necessary or we are aware of that are being discussed within the governmental agencies. By keeping our third party manufacturers informed we help them remain on the cutting edge of governmental changes in laws.

      510(k) Approval We filed a Section 510(k) notification of intent to market our Elite Safety Syringe and on March 14, 1995, the FDA granted approval to manufacture and market the Elite Safety Syringe in the United States. This 510(k) approval is not FDA approval of the Elite Safety Syringe, but approval to market the syringe. The purpose of a 510(k) approval is to demonstrate that the medical device is substantially equivalent to a legally marketed device that was or is currently in the United States market. A device is substantially equivalent if, in comparison to a legally marketed device it: (a) has the same intended use as a legally marketed device and has the same technological characteristics as such device; or (b) has the same intended use as such device; and has different technological characteristics that have to be proved safe.

      In the case of our Elite Safety Syringe, we were required to perform a clinical evaluation study to prove that the Elite Safety Syringe, as intended for use, was similar to devices on the market that had no spring activation. The Elite Safety Syringe had a 90% acceptance rating in its clinical evaluations. We then met with the FDA after the clinical evaluation and the FDA inquired about the number of syringes used in the evaluation and where in the hospitals the evaluations were located. After this meeting, the FDA granted the 510(k) without further inquiry.

      ISO 9002 We purchase product from international suppliers who we require to be ISO 9002 approved. ISO 9002, the International Quality System Standard, is a quality assurance program with a principle focus on management responsibility, planning, monitoring, corrective action, and documentation. These principles are applied to the production and the installation aspects of a business. ISO 9002 applies in situations when:
      a) The specified requirements for product are stated in terms of an established design or specification, and
      b) Confidence in product conformance can be attained by adequate demonstration of a supplier's capabilities in production, installation and servicing.
An ISO 9002 facility uses procedures that include management, quality plans, contracts, document/data, purchasing, traceability, process control, correct/prevent, storage/handle, quality records, auditing, training, servicing, and statistics.

      Korean Registration   On February 14, 2001, we received notice that
Medi-Hut International (Mfg) Co. Ltd. had received Korean government approval and registration. Notice of this registration appeared in the daily newspaper in Daejun as required by Korean law. Included in the Korean registration for Medi-Hut International is not only certification for safety syringe production but also certification for manufacturing of standard disposable syringes, authority for retail sales in the Korean market, authorization for import and export of the syringes and authority to manufacture assembly machines.

      EMPLOYEES

      We have seven full-time employees, three of which are directors and officers. Our employees are not presently covered by any collective bargaining agreement. We believe that our relations with our employees are good, and we have not experienced any work stoppages.

      AVAILABLE INFORMATION

      We are required to comply with the reporting requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act"). We must file annual, quarterly and other reports with the Securities and Exchange Commission ("SEC"). We also are be subject to the proxy solicitation requirements of the Exchange Act and, accordingly, furnish an annual report with audited financial statements to our stockholders.

      Copies of this registration statement may be inspected, without charge, at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0300. We are an electronic filer and our copies of reports, proxy and information statements and other information should be available through the Internet by using the SEC's EDGAR Archive, the address of which is http://www.sec.gov.

      We use an investor relations firm, Columbia Financial Group, ("Columbia Financial") and interested persons may call at (888) 301-6271. Columbia Financial has provided consulting and services for investor relations, public relations, publishing, advertising, fulfillment, as well as Internet related services to Medi-Hut for the past three years. Columbia Financial provides
such services for a term, usually of twelve (12) months, for a set fee.   In
October 2000 we entered into another consultant agreement with Columbia Financial and Columbia Financial agreed to accept $1.2 million fee plus warrants to purchase 600,000 common shares for its services under the new agreement. However, the agreement was amended in February 2001 to provide that Columbia Financial would waive the $1.2 million and Medi-Hut agreed to reduce the exercise price of the warrants from $5.00 per share to $2.50 per share and to change the expiration date from October 1, 2005 to October 1, 2001. As of the date of this prospectus, Columbia Financial has exercised all of the warrants. We have recorded $20,833 for consulting expenses related to this contract as of October 31, 2000. We do not reimburse Columbia Financial for expenses incurred for its services. Either party may terminate the agreement with thirty (30) days written notice with certain conditional repayments. Columbia Financial has also entered into an agreement on our behalf with Internet Stock Market Resources for dissemination of our company information to its subscribers.


                             PROPERTY

      We lease 3500 square feet of office and warehouse space located in Lakewood, New Jersey. The leased premises are part of a 35,000 square foot industrial park. The initial term of the lease was for five years with the right to renew the lease for a period of five (5) years after the initial term. In February, 2001 we renewed the lease for an additional year and it will expire in February of 2002. We pay approximately $2,000 per month, but the monthly rent payment is contingent upon increases in taxes, insurance and common area maintenance expense. We may cancel the lease with a 90 days written notice to the landlord.

      We are currently completing construction of the Medi-Hut International (Mfg.) Ltd. facility located in Seoul, Korea. This facility is approximately 70,000 square feet and will house the automated assembling machines for our 3cc Elite Safety Syringe. We hold a 44% ownership interest in this facility, pursuant to our joint venture agreement with COA International.


                        LEGAL PROCEEDINGS

      To the best of our knowledge we are not a party to any proceedings or threatened proceedings as of the date of this prospectus.

                            MANAGEMENT

      Our directors, executive officers and key employees and their respective ages and positions with us are set forth below. Biographical information for each of those persons is also presented below. As provided in our by-laws, our Board has approved an increase from three (3) directors to five (5) directors during the 2001 fiscal year. Each elected director serves until the next annual meeting or until he is succeeded by another qualified director who has been elected. Our executive officers are chosen by our Board of Directors and serve at its discretion. Joseph Sanpietro and Vincent Sanpietro are brothers.

      Nominee's Name          Age   Position Held
      --------------------   -----  -----------------
      Joseph A. Sanpietro      50   President, Chief Executive Officer,
                                    Director
      Vincent J. Sanpietro     53   Secretary, Director
      Robert Russo             41   Treasurer, Director
      James G. Aaron           56   Director
      James S. Vaccaro         44   Director
      Laurence M. Simon        36   Chief Financial Officer

      Joseph A. Sanpietro Joseph has been the President, Chief Financial Officer and Director of Medi-Hut since January 1998. He served as the President of Medi-Hut-New Jersey from 1982 to 1998. Mr. Sanpietro has had challenging careers with Cooper Laboratories, as a front line analytical chemist; Schering-Plough as an international analytical chemist leader where he was the youngest assistant manager with both BS and MS chemists reporting directly to him. Mr. Sanpietro was a project manager at Johnson & Johnson heading a multi-million dollar relocation startup project. He graduated from Hofstra University in 1972, with a Bachelor of Science degree in chemistry and he continued his education at Seton Hall University with studies in chemistry and law.

      Vincent J. Sanpietro Vincent has been the Secretary and Director of Medi-Hut since January 1998. He served as Secretary for Medi-Hut-New Jersey, from 1982 to 1998. He held managerial positions in Wells Recruiting Personnel and he was President of Focus Personnel, an Illinois Corporation. Vincent was also Vice President of Sales of Focus Medical Products, Inc. He graduated with a bachelors degree in Business Administration from New York Institute of Technology.

      Robert Russo Mr. Russo has been the Treasurer and a Director of Medi-Hut since March 1998. He is the Managing Senior Partner of Koenig, Russo and Associates, LLC and has been employed with that firm since 1982. He has extensive experience in accounting, auditing, and business management. Mr. Russo has concentrated his work in the field of taxes, employee benefit programs, business, financial, estate and retirement planning. Mr. Russo graduated from Seton Hall University, New Jersey, with a degree in accounting and received his Masters in Business Administration in business finance. Mr. Russo is also a member of the New Jersey Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

      James G. Aaron Mr. Aaron was elected as a Director on April 3, 2001. He is a shareholder in the law firm of Anzell Zaro Grimm & Aaron, P.C., located in Ocean, New Jersey. Mr. Aaron chairs the firm's commercial litigation, municipal law and bankruptcy department. He started with Ansell Zaro in May of 1996. Mr. Aaron formerly served on the advisory board of the Jersey Shore Bank and has represented Colonial First National Bank, MidAtlantic/Merchants National Bank, Atlantic National Bank, Fidelity Union Bank, and Monmouth County National Bank. He graduated from New York University School of Law in 1969, receiving a J.D. degree. He is presently a member of the Executive Committee and serves as Secretary and member of the Board of Directors of Monmouth Community Bank, a New Jersey state-chartered banking institution.

      James S. Vaccaro   Mr. Vaccaro was elected as a Director on April 3,
2001. He is Chief Executive Officer of Monmouth Community Bank located in Long Branch, New Jersey and has held that position since April 2000. He has served as Chairman of the Board of Monmouth Community Bank since its inception
in July of 1998.   From January 1997 to April 2000 he served as a Director of
ASA, Inc. an international risk management employee benefits and healthcare provider. From March 1995 to December 1996 he was employed by First Option Health Plan, an HMO located in Red Bank, New Jersey, serving as its Executive Vice President and Chief Operating Officer and assisting that company in its search for a corporate partner. He has over 15 years experience in the banking industry along with five years experience in the managed care industry. He received an PMD Degree from Harvard Graduate School in May 1990 and a bachelors degree in economics from Ursinus College in May 1979. He currently serves as a director of Labvolt, Inc., a reporting company.

      Laurence M. Simon On April 20, 2001, our Board of Directors appointed Mr. Simon as our Chief Financial Officer. Mr. Simon is a certified public accountant who has over 14 years of experience in the accounting field assisting clients with corporate finance, Securities and Exchange Commission reports, and preparation of individual, corporate and fiduciary tax returns. From 1989 to April 2001, he had been employed by the accounting firm of Rosenberg, Rich, Baker, Berman and Company, Certified Public Accountants, located in Bridgewater, New Jersey. He is a member of the American Institute of Certified Public Accountants and the New Jersey Society of Certified Public Accountants. He received a bachelor's degree in accounting from Belmont Abbey College located in Belmont, North Carolina.


                      EXECUTIVE COMPENSATION

      The following table shows the compensation paid to our named executive officers in all capacities during the past three fiscal years.

                    SUMMARY COMPENSATION TABLE


                                              Annual Compensation

                                   Fiscal
Name and Principal Position        Year    Salary ($)    Bonus    Other
-----------------------------      ------  ------------- -------- -----------
Joseph A. Sanpietro                2000    $     77,225  $     0  $  6,000 (1)
President, CEO and Director        1999          85,200        0         0
                                   1998          83,940        0         0

Vincent J. Sanpietro, Secretary    2000          51,428        0     5,000 (1)
and Director                       1999          63,700        0         0
                                   1998          47,353        0         0

Robert Russo                       2000               0        0    23,302 (2)
Treasurer and Director             1999               0        0     5,635 (2)
                                   1998               0        0     6,260 (2)

      (1) Personal benefits: Lease payments for automobile.
      (2) Paid to Koenig, Russo & Associates for accounting services performed for Medi-Hut by Mr. Russo.

COMPENSATION OF DIRECTORS

      We do not have any standard arrangement for compensation of our directors for any services provided as director, including services for committee participation or for special assignments.


EMPLOYMENT CONTRACTS

      As of the date of this filing, we have not entered into employment contracts with our executive officers. The entire Board of Directors participates in deliberations concerning executive officer compensation.
Using their
business judgment, the Board determines the yearly salary for each officer.
We believe the salaries paid to our executive officers are reasonable based on their experience and responsibilities.


          CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      For the fiscal year 2000 and 1999, we paid approximately $23,302 and $5,635, respectively, to Koenig, Russo & Associates LLC for the accounting services provided to us by Robert Russo, our Treasurer and Director. Mr. Russo is the managing member of Keonig, Russo & Associates LLC.

      On April 20, 2001, we hired Laurence M. Simon as our Chief Financial Officer, with an annual salary of approximately $100,000. Mr. Simon had been employed since 1989 by the accounting firm of Rosenberg, Rich, Baker, Berman
and Company, Certified Public Accountants.   Rosenberg, Rich, Baker, Berman
has been for the past two fiscal years, and continues as, Medi-Hut's independent auditor.

      Mr. James G. Aaron, our director, is a shareholder of the law firm of Ansell Zaro Grimm & Aaron, P.C., which serves as Medi-Hut's general counsel. Medi-Hut has paid approximately $3,342 in legal fees to Ansell Zaro Grimm & Aaron, P.C., during fiscal year 2000.

      On October 19, 2001 we sold an aggregate of 135,000 common shares from our private placement to certain directors and officers. Robert Russo, our Treasurer and Director, purchased 100,000 shares for $575,000; Laurence M. Simon, our Chief Financial Officer, purchased 10,000 shares for $57,500; and, ERBA Co, Inc., a corporation affiliated with James G. Aaron, our Director, purchased 25,000 shares for $143,750.


                     PRINCIPAL STOCKHOLDERS

      The following table sets forth the beneficial ownership of our outstanding common stock of: (i) each person or group known by us to own beneficially more than 5% of our outstanding common stock, (ii) each of our executive officers, (iii) each of our director's and (iv) all executive officers and directors as a group. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Except as indicated by footnote, the persons named in the table below have sole voting power and investment power with respect to the shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 14,058,800 shares of authorized outstanding common stock as of October 26, 2001, plus an additional 600,000 shares which may be acquired upon exercise of warrants within the next 60 days.


                            MANAGEMENT

                                          Common Stock Beneficially Owned
                                          -------------------------------
Name and Address of                 Number of Shares of
Beneficial Owners                   Common Stock          Percentage of Class
----------------------------------  --------------------- -------------------

Joseph A. Sanpietro                        3,279,200                  22.4 %
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

Vincent J. Sanpietro                         554,800                   3.9 %
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

Robert Russo                                 125,000 (1)                 *
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

James G. Aaron                                42,500 (2)                 *
1500 Lawrence Avenue
Ocean, New Jersey 07712

James S. Vaccaro                               2,000                     *
627 Second Avenue
Ocean, New Jersey 07712

Laurence M. Simon                             10,000                     *
1935 Swarthmore Avenue
Lakewood, New Jersey 08701

All executive officers and
  directors as a group                     4,013,500                  28.5 %

*    Less than one percent

(1) Mr. Russo shares voting and investment power of 25,000 shares held by his wife.
(2) Mr. Aaron shares voting and investment power of 36,000 shares held by ERBA Co., Inc. and 6,500 shares held by his family trust.

                    DESCRIPTION OF SECURITIES

      We have 100,000,000 authorized common shares, par value $.001, of which 14,058,800 common shares are outstanding as of October 26, 2001. In addition, we have granted warrants to purchase 600,000 common shares at an exercise price of $6.75, which are exercisable through October 5, 2003. (See, "Selling Stockholders," below.) All shares of common stock have equal rights and privileges with respect to voting, liquidation and dividend rights. Each holder of common stock is entitled to one vote for each share owned of record on all matters voted upon by stockholders, and a majority vote of the outstanding shares present at a stockholders' meeting is required for actions to be taken by stockholders. Directors are elected by a majority vote. The holders of the common stock do not have cumulative voting rights. Accordingly, the holders of a majority of the voting power of the shares voting for the election of directors can elect all of the directors if they choose to do so. The common stock bears no preemptive rights, and is not subject to redemption, sinking fund or conversion provisions. Holders of common stock are entitled to receive dividends out of funds legally available if, and when, declared by our Board of Directors and to participate pro rata in any distribution of assets available for distribution upon liquidation of Medi-Hut. Any dividends declared with respect to shares of common stock will be paid pro rata in accordance with the number of shares of common stock held by each stockholder.


                      SELLING STOCKHOLDERS

      The following table identifies the selling stockholders and indicates their relationship to us within the past three years and the number of shares of common stock owned by each prior to the offering, estimates the number of shares to be offered for the selling stockholder's account and estimates the number of shares and percentage of outstanding shares to be owned by each selling stockholder after the completion of the offering. Since the selling stockholders may sell all, a portion or none of their shares from time to time, or may exercise the warrants at any time, no firm estimate can be made of the aggregate number of shares that are being offered or that will be owned by each selling stockholder upon completion of the offering to which this prospectus relates. Accordingly, the ownership amount and percentage before and after the offering assumes exercise of all 600,000 warrants, which would result in 14,658,800 shares outstanding.


----------------------------------------------------------------------------------------------
                               Securities owned prior   Number of      Securities owned after
                                     to offering        shares being          offering
Name and relationship           Shares       Percent    Registered       Shares     Percent
---------------------------- ------------- ------------ ------------- ------------ -----------
Empire Fund Managers, LLC
Investor                     1,200,000 (1)     8.2%     1,200,000 (1)           0      -
---------------------------- ------------- ------------ ------------- ------------ -----------
Joseph A. Sanpietro
President, CEO and director  3,279,200        22.4%       250,000       3,029,200     20.6%
---------------------------- ------------- ------------ ------------- ------------ -----------
Robert Russo
Treasurer and Director         125,000           *        100,000          25,000      *
---------------------------- ------------- ------------ ------------- ------------ -----------
Laurence M. Simon
Chief Financial Officer         10,000           *         10,000               0      -
---------------------------- ------------- ------------ ------------- ------------ -----------
Lawrence P. Marasco
Vice President of Sales        285,000         1.9%       125,000         160,000      1.0%
---------------------------- ------------- ------------ ------------- ------------ -----------
John Clayton
Consultant and Investor        100,000           *        100,000               0      -
---------------------------- ------------- ------------ ------------- ------------ -----------


                                   23

ERBA Co., Inc.
Affiliate of James G.
Aaron, Director                 42,500           *         25,000          17,500      -
---------------------------- ------------- ------------ ------------- ------------ -----------
Robert Colarossi
Investor                        10,000           *         10,000               0      -
---------------------------- ------------- ------------ ------------- ------------ -----------
Laura Efron
Investor                        10,000           *         10,000               0      -
---------------------------- ------------- ------------ ------------- ------------ -----------
Bruce Blackman
Investor                        20,000           *         20,000               0      -
---------------------------- ------------- ------------ ------------- ------------ -----------
   *    Less than 1%
  (1)   Includes ownership of shares issuable upon exercise of warrants.


      TRANSACTIONS RELATED TO THE OFFERING

      We agreed to register 1,850,000 common shares under this prospectus based on certain transactions between Medi-Hut and the selling stockholders, which are described below.

      Beginning on September 7, 2001, we conducted a private placement of our common stock to qualified purchasers pursuant to Rule 505 of Regulation D of the Securities Act. The maximum offering was 1,000,000 common shares at $5.75 per share with potential proceeds of $5,750,000. The offering price was based on the trading price of our common stock on the Nasdaq SmallCap Market and the OTC Bulletin Board for approximately a ninety (90) day period prior to the offering date. On October 19, 2001, we terminated the offering after we had sold an aggregate of 275,000 shares to seven purchasers for $1,581,250. Pursuant to the private placement memorandum, the purchasers of the shares sold in the private placement would have the right to include their shares purchased in the private placement in any registration statement filed by Medi-Hut within one year after September 7, 2001.

      On October 5, 2001, we entered into a Unit Purchase Agreement with Empire Fund Managers, LLC, a Nevada limited liability company ("Empire Fund") for the sale and purchase of 600,000 units for a unit price of $5.32. Each unit consisted of one common share and a warrant to purchase one additional
share.   The warrant is exercisable for a period of two years at an exercise price of $6.75 per share. Empire Fund has agreed to limit its ownership of our shares to not more than 4.99% at any one time. Due to the volatility in the price of our common stock and the variations in the trading volume, we surveyed the quoted trading price of our common stock on the Nasdaq SmallCap Market and the OTC Bulletin Board for approximately 90 days prior to the transaction and used that information to establish the price of the units and warrants.

      In connection with the Unit Purchase Agreement, we entered into a registration rights agreement with Empire Fund which provided that we would file a registration statement prior to November 20, 2001, and use our best efforts to cause the registration statement to be effective by January 5, 2002. If we fail to file a registration statement prior to December 5, 2001, or the registration statement is not declared effective by January 18, 2002, we may be liable for liquidated damages of five-percent (5%) of the purchase price of the shares for every fifteen (15) calendar day period until the registration statement has been filed or has been declared effective. We will bear the costs of the registration and are required to keep the registration statement current until the earliest of the following:
      .      until all shares have been registered;
      .      until the selling stockholders sell the shares under the
             provisions of Rule 144; or
      .      until the selling stockholders may sell the shares under the provisions of Rule 144(k) without volume limitation.

                      PLAN OF DISTRIBUTION

      We will not use the services of underwriters or dealers in connection with the sale of the shares registered under this prospectus. The shares will be freely transferable, except in the event the shares are sold to affiliates. We have agreed to register these shares; but the registration of these shares does not necessarily mean that any of them will be offered or sold by the selling stockholders. The selling stockholders will have absolute discretion as to the manner and timing of sales of the shares, when and whether the warrants are exercised and the sale of the shares issued upon exercise of the warrants. They may sell all or a portion of the shares through public or private transactions, on or off established markets, or in negotiated transactions or otherwise. The sales may be at prevailing prices or related to the current market price or at negotiated prices. The shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the shares may be sold include:
      . a block trade, which may involve crosses, in which the broker or dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
      . purchases by a broker or dealer as principal and resale by the broker or dealer for its own account;
      . ordinary brokerage transactions and transactions in which the broker solicits purchasers;
      .    privately negotiated transactions;
      . The selling stockholders may deliver all or a portion of the shares to cover a short sale or sales made after the date of this prospectus, or a call equivalent position or a put equivalent position entered or established after the date of this prospectus; and/or
      . The selling stockholders may also sell all or any portion of the shares in reliance upon Rule 144 under the Securities Act.

      The distribution of the shares is not subject to any underwriting agreement. The selling stockholders and any broker-dealers participating in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by the selling stockholders and any commissions received by any broker-dealers may be deemed to be underwriting commissions or discounts under the Securities Act.

      We and the selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934 and the rules and regulations promulgated under it, including, without limitation, Regulation M, which may limit the timing of purchases and sales of the shares by the selling stockholders and any other person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the shares to engage in market-making activities with respect to the particular shares being distributed for a period of up to five (5) business days prior to the commencement of the distribution. All of the foregoing may affect the marketability of our shares and the ability of any person or entity to engage in market-making activities with respect to the shares.

      In the event a particular offer of these shares is made we will distribute a prospectus supplement, if required, that will identify the name of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders and any other required information. These shares may be sold at varying prices determined at the time of sale or at negotiated prices. In order to comply with the securities laws of certain states, if applicable, these shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, these shares may not be sold unless they have been registered or qualified for sale in that state or an exemption from the registration or qualification requirement of that state is available and is complied with.


              INTEREST OF NAMED EXPERTS AND COUNSEL

      We are not aware of any expert or legal counsel named in this prospectus who will receive a direct or indirect substantial interest in the offering. Our counsel, Cindy Shy, P.C., has provided an opinion regarding the validity of the shares to be issued upon exercise of the warrants. Our financial statements for the fiscal years ended October 31, 2000 and 1999, have been audited by Rosenberg, Rich, Baker & Berman, Certified Public Accountants.
We have included our financial statements in this prospectus in reliance on Rosenberg, Rich, Baker & Berman's report, given on their authority as experts in accounting and auditing.

            COMMISSION'S POSITION ON INDEMNIFICATION
                  FOR SECURITIES ACT LIABILITY

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      In the registration rights agreement we have agreed to indemnify each selling stockholder, its officers, directors and each person controlling them within the meaning of the Securities Act. We have agreed to reimburse each selling stockholder, for all costs and attorney's fees incurred in connection with investigation or defense of any action which arises out of or is based upon:
      . any untrue statement or alleged untrue statement of a material fact contained in any prospectus or any related registration statement incident to this registration; or
      . any omission or alleged omission to state a material fact required to be stated or necessary to make the statements not misleading;
      . however, we will not indemnify a selling stockholder if the untrue statement or omission, or alleged untrue statement or omission, was provided to Medi-Hut in writing by the selling stockholder for use in the preparation of any registration statement or prospectus.

      Each selling stockholder has agreed to indemnify and reimburse Medi-Hut, it officers and directors and persons who control Medi-Hut for any claims or actions based on a material misstatement or omission, or alleged untrue statement or omission, as described above. However, the selling stockholder is not required to indemnify Medi-Hut if the action or claim is related to our failure to supply a copy of the prospectus to a person to whom we are obligated to provide a copy.


                      AVAILABLE INFORMATION

      We are subject to certain informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and, accordingly, file reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024 of the SEC's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549. Additional updating information with respect to the securities covered by this prospectus may be provided in the future to purchasers by means of amendments to this prospectus.

      This prospectus does not contain information in or attached as an exhibit to the registration statement. Purchasers should refer to those exhibits to the registration statement for the complete text. For further information concerning Medi-Hut and the securities offered, refer to the registration statement and its exhibits which may be inspected at the office of the SEC without charge. A copy of the registration statement, any post-effective amendment and exhibits may be accessed through the SEC's web site at http://www.sec.gov.

      We currently use an investor relations firm, Columbia Financial Group, Inc. and interested persons may call at (888) 301-6271.


          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

      We have not had a change in or disagreement with our principal independent accountant during the past two fiscal years.

                       FINANCIAL STATEMENTS


Financial statements of Medi-Hut for the nine month period ended July 31, 2001 (unaudited)
      Condensed Interim Balance Sheet.................................... F-1
      Condensed Interim Statements of Operations......................... F-2
      Condensed Interim Statements of Cash Flows......................... F-3
      Notes.............................................................. F-4

Financial Statements of Medi-Hut for the years ended October 31, 2000 and 1999
      Independent Auditors' Report....................................... F-9
      Balance Sheets..................................................... F-10
      Statements of Operations........................................... F-11
      Statements of Stockholder's Equity................................. F-12
      Statements of Cash Flows........................................... F-13
      Notes.............................................................. F-15

                        Medi-Hut Co., Inc.
                 Condensed Interim Balance Sheet
                          July 31, 2001

 ASSETS

 CURRENT ASSETS
    Cash and Interest Bearing Deposits                        $   2,746,024
    Accounts Receivable                                           2,199,000
    Other Current Assets                                            578,517
                                                              --------------

 TOTAL CURRENT ASSETS                                             5,523,541

 PROPERTY AND EQUIPMENT, NET OF                                     515,741
    ACCUMULATED DEPRECIATION

 OTHER ASSETS
    Joint Venture Investment at Equity                            1,000,000
    Other Assets                                                    436,036
                                                              --------------

 TOTAL OTHER ASSETS                                               1,436,036
                                                              --------------

 TOTAL ASSETS                                                     7,475,318
                                                              ==============
 LIABILITIES AND STOCKHOLDERS' EQUITY

 CURRENT LIABILITIES
    Accounts Payable                                              1,721,792
    Other Current Liabilities                                       212,344
                                                              --------------

 TOTAL CURRENT LIABILITIES                                        1,934,136

 STOCKHOLDERS' EQUITY
    Common Stock                                                     13,184
    Additional paid in capital                                   12,578,649
    Notes Receivable on Exercised Warrants                       (3,993,750)
    Consultant Services to be Provided                           (2,106,000)
    Deferred Charges                                                (57,506)
    Retained (Deficit)/Earnings                                    (893,395)
                                                              --------------

 TOTAL STOCKHOLDERS' EQUITY                                       5,541,182
                                                              --------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                   $   7,475,318
                                                              ==============




     See Notes to the Condensed Interim Financial Statements

                          **Unaudited**

                        Medi-Hut Co., Inc.
            Condensed Interim Statements of Operations


                      Three Months   Three Months  Nine Months   Nine Months
                      Ended          Ended         Ended         Ended
                      July 31, 2001  July 31, 2000 July 31, 2001 July 31, 2000
                      -------------- ------------- ------------- -------------

NET SALES             $   2,771,376  $  1,975,516  $  7,285,362  $  5,470,566

COST OF SALES             2,353,940     1,650,215     6,237,851     4,807,432
                      -------------- ------------- ------------- -------------

GROSS PROFIT                417,436       325,301     1,047,511       663,134

GENERAL &
 ADMINISTRATIVE             222,750       111,028       535,378       389,603
                      -------------- ------------- ------------- -------------

INCOME FROM OPERATIONS      194,687       214,273       512,134       273,531

OTHER INCOME                 36,318        15,670        51,672        43,172
                      -------------- ------------- ------------- -------------
INCOME BEFORE
 PROVISION FOR
 INCOME TAXES               231,005       229,943       563,805       316,703

PROVISION FOR
 INCOME TAXES                81,665        80,252       212,978        85,033
                      -------------- ------------- ------------- -------------

NET INCOME            $     149,340  $    149,691  $    350,827  $    231,670
                      ============== ============= ============= =============
EARNINGS PER
 COMMON SHARE         $        0.01  $       0.01  $       0.03  $       0.02
                      ============== ============= ============= =============
EARNINGS PER COMMON
 SHARE ASSUMING
 DILUTION             $        0.01  $       0.01  $       0.03  $       0.02
                      ============== ============= ============= =============
WEIGHTED AVERAGE
 COMMON SHARES
 OUTSTANDING             12,874,017    10,829,800    11,954,153    10,626,954
                      ============== ============= ============= =============
WEIGHTED AVERAGE
 COMMON SHARES
 OUTSTANDING
 ASSUMING DILUTION       12,874,017    11,205,726    11,954,153    10,878,493
                      ============== ============= ============= =============




     See Notes to the Condensed Interim Financial Statements

                          **Unaudited**

                        Medi-Hut Co., Inc.
            Condensed Interim Statements of Cash Flows



                                                 Nine Months    Nine Months
                                                 Ended July 31, Ended July 31,
                                                 2001           2000
                                                 -------------- -------------

Net Cash Provided (Used) by Operating Activities       (12,869)      353,644

Cash Flows from Investing Activities -

Investment in Joint Venture                         (1,000,000)            -
Purchase of marketable securities                   (1,850,000)            -
Purchase of other assets                              (400,000)     (146,627)
Purchase of equipment                                 (250,850)       (1,808)
                                                 -------------- -------------

Net Cash (Used) by Investing Activities             (3,500,850)     (148,435)


Cash Flows from Financing Activities -

Exercise of stock warrants                           1,512,500             -
Redemption of marketable securities                  2,250,000             -
Issuance of common stock                             1,995,000        34,793
                                                 -------------- -------------

Net Cash Provided by Financing Activities            5,757,500        34,793


Net Increase in Cash and Interest Bearing Deposits   2,243,781       240,002

Cash and Interest Bearing Deposits -
  Beginning of Period                                  502,243       392,518
                                                 -------------- -------------
Cash and Interest Bearing Deposits -
  End of Period                                  $   2,746,024  $    632,520
                                                 ============== =============


Schedule of Non-Cash Financing and Investing Activities

Notes Receivable of $3,993,750 were issued pertaining to the exercise of common stock purchase warrants outstanding



     See Notes to the Condensed Interim Financial Statements

                          **Unaudited**

                        Medi-Hut Co., Inc.
       Notes to the Condensed Interim Financial Statements
                          July 31, 2001

NOTE 1 - BASIS OF PRESENTATION

      The accompanying unaudited condensed interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to item 310 of Regulation S-B. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine months ended July 31, 2001 and July 31, 2000 are not necessarily indicative of the results that may be expected for the years ended October 31, 2001 and October 31, 2000 respectively.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

     Medi-Hut Co., Inc. (the Company), is a company in the business of selling wholesale medical supplies. The Company was incorporated on November 22, 1982 in the State of New Jersey. On January 28, 1998, the Company entered into an Agreement and Plan of Reorganization (APR) with a public company Indwest, Inc. (Indwest), a Utah company incorporated on August 20, 1981 (formerly known as Gibraltor Energy, Gibraltor Group, Computermall of Philadelphia, Inc. and Steering Control Systems, Inc.) Pursuant to the APR, Medi-Hut's shareholders exchanged 100% of their common shares for 4,295,000 newly issued shares of Indwest on March 3, 1998.

     For accounting purposes, the acquisition has been treated as an acquisition of Indwest by Medi-Hut and a recapitalization of Medi-Hut. The historical financial statements prior to January 28, 1998 are those of Medi-Hut. Pro-forma information is not presented since the combination is considered a recapitalization. Subsequent to the exchange, Medi-Hut merged with Indwest whereby Medi-Hut ceased to exist and Indwest, the surviving corporation, changed its name to Medi-Hut Company, Inc. On February 2, 1998 Medi-Hut Company, Inc. changed its state of domicile from Utah to Delaware. The surviving corporation's operations are entirely those of the former and new Medi-Hut.

Accounts Receivable
     No reserve for doubtful accounts has been established since management believes that all accounts receivable are collectible in full.


                          **UNAUDITED**

                        Medi-Hut Co., Inc.
       Notes to the Condensed Interim Financial Statements
                          July 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Deferred Charges
     Deferred charges are comprised of costs incurred by the Company for seeking small business loan financing. These charges will be amortized over the loan period when and if such financing is obtained or expensed in full should such financing not be obtained. No amortization expense has been recognized during the three months ended July 31, 2001 and July 31, 2000.

Depreciation
     Machinery and equipment are stated at cost. Depreciation is computed using the straight-line method for financial reporting purposes, which amounted to $31,257 and $144 for the three months ended July 31, 2001 and July 31, 2000 respectively. The estimated useful lives of the machinery and equipment assets for financial statement purposes are five years. The estimated useful lives of molds for financial statement purposes are three years. For income tax purposes, recovery of capital costs for machinery and equipment and molds are made using accelerated methods over the asset's class life. Repairs and maintenance expenditures, which do not extend the useful lives of the related assets are expensed as incurred.

Revenue Recognition
     Revenue from product sales is recognized at the time of shipment provided that the resulting receivable is deemed probable of collection.

Income Taxes
     In accordance with the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS No. 109"), deferred taxes are recognized for depreciation differences between book and tax methods and for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realize.

Earnings Per Common Share
     Earnings per common share, in accordance with the provisions of Financial Accounting Standards Board No. 128, "Earnings per Share", is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period and the effect on the weighted average number of shares of dilutive common stock equivalents (warrants) if exercised.

Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


                          **UNAUDITED**

                        Medi-Hut Co., Inc.
       Notes to the Condensed Interim Financial Statements
                          July 31, 2001

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Securities Issued for Services
     The Company accounts for common stock and common stock purchase warrants issued for services by reference to the fair market value of the Company's stock on the date of stock issuance or warrant grant in accordance with Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation. (FASB 123)" Compensation/consultant expense is recorded for the fair market value of the stock and warrants issued.

NOTE 3 - CONCENTRATIONS OF CREDIT AND BUSINESS RISK

     The Company maintains cash balances in a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $ 100,000 per account, of which the Company's accounts may, at times, exceed the federally insured limits.

     The Company provides credit in the normal course of business to customers located primarily in the northeastern portion of the U.S. The Company performs ongoing credit evaluations of its customers.

NOTE 4 - LINE OF CREDIT

     On January 31, 2001 the Company received a bank commitment on a $750,000
revolving line of credit under which the bank has agreed to make loans at   %
above the prime interest rate. The Company's business assets secure the note. As of July 31, 2001 and July 31, 2000 there were $ 0 outstanding on the line of credit.

NOTE 5 - STOCKHOLDERS' EQUITY TRANSACTIONS

     On October 1, 2000 the Company executed an agreement for public relations services to be provided. The original terms of the agreement required cash payments of $100,000 per month, totaling $1,200,000 and 600,000 warrants entitling the holder to an exercise price of $5.00 per share. The requirements of the agreement were amended to provide no cash payments and the 600,000 warrants to be adjusted to an exercise price of $2.50 per share and an extension of the service trial period to August 1, 2001. The warrants have full vesting rights upon issuance and an expiration date of October 1, 2001. The warrants were exercised in full in May 2001 and a note receivable was issued for $1,500,000.

     On December 18, 2000, 100,000 warrants were exercised by a warrant holder totaling $300,000 of proceeds to the Company and the issuance of 100,000 shares of common stock.

     On January 5, 2001 the Company issued 4,000 shares of common stock valued at $18,000 to an insurance company in exchange for a Directors and Officer's liability policy.

                          **UNAUDITED**

                        Medi-Hut Co., Inc.
       Notes to the Condensed Interim Financial Statements

NOTE 5 - STOCKHOLDERS' EQUITY TRANSACTIONS, Continued

     On January 31, 2001, 700,000 warrants were exercised by two different warrant holders totaling $1,212,500 of proceeds to the Company and the issuance of 700,000 shares of common stock.

     On February 1, 2001, the Company sold 475,000 units to an investor in accordance with the provisions of Section No. 4(2) and Regulation D of the Securities Act of 1933. Each unit had a price of $4.20 and was comprised of one share of the Company's common stock and one warrant to purchase a share of common stock in the Company, exercisable for a period of five years. The aforementioned warrants grant the investor or holder the right to purchase one additional share at a price of $5.25 per share. The warrants were exercised in full in June 2001 and a note receivable was issued for $2,493,750.

NOTE 6 - INVESTMENTS

     On November 16, 2000 the Company entered into a joint venture agreement with a South Korean company whereby Medi-Hut shall contribute $1,000,000 for a 44% interest in the entity. The Korean Government approved the registration of the new entity on February 15, 2001. The entity will provide a facility for the production of the Company's patented safety syringe and allow for better control over the manufacturing and distribution process.



                          **UNAUDITED**

                      Medi-Hut Company, Inc.

                       Financial Statements

               October 31, 2000 and 1999 (Restated)

                          Rosenberg Rich
                           Baker Berman
                          --------------
                            & Company
                          --------------
                  A Professional Association of
                   Certified Public Accountants
   380 Foothill Road * PO Box 6483 * Bridgewater NJ 08807-0483
Phone: 908-231-1000 * Fax: 908-231-6894 * E-mail: rrbb@net-lynx.com


                   Independent Auditors' Report



To the Board of Directors and Stockholders of Medi-Hut Company, Inc.

We have audited the balance sheets of Medi-Hut Company, Inc. as of October 31, 2000 and 1999 and the related statements of operations, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Medi-Hut Company, Inc. as of October 31, 2000 and 1999, and the results of its operations, and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Rosenberg Rich Baker Berman & Company

Bridgewater, New Jersey
December 20, 2000

                      Medi-Hut Company, Inc.
                          Balance Sheets



                                                           October 31,
                                                   ---------------------------
                                                        2000         1999
                                                   ------------- -------------
                                                                  (Restated)
    Assets

Current Assets
  Cash                                             $    502,243  $    384,733
  Marketable securities                                 400,000       900,000
  Accounts receivable                                   863,597       496,805
  Inventory                                             238,808        28,975
  Prepaid expenses                                        3,984         2,188
  Deferred consulting fees                              900,000             -
                                                   ------------- -------------
    Total Current Assets                              2,908,632     1,812,701
                                                   ------------- -------------

Machinery and Equipment                                  29,124        27,316
Molds                                                   154,800             -
Less:  Accumulated Depreciation                         (40,789)      (27,316)
                                                   ------------- -------------

    Net Machinery and Equipment and Molds               143,135             -

Deposit on equipment                                    183,267             -
Deferred consulting fees, net of current portion        300,000             -
Capitalized Cost Reduction, net of accumulated
   amortization of $4,796 and $4,164, respectively            -           632
Patent and Licensing Costs, net of accumulated
   amortization of $8,018 and $6,334, respectively       37,264        25,867
                                                   ------------- -------------

    Total Assets                                      3,572,298     1,839,200
                                                   ============= =============

    Liabilities and Stockholders' Equity

Current Liabilities
  Accounts payable and accrued expenses                 753,780       477,594
  Deferred consulting payable                           900,000             -
  Income taxes payable                                   45,540             -
  Deferred income taxes payable                          17,124             -
                                                   ------------- -------------
    Total Current Liabilities                         1,716,444       477,594
Deferred consulting payable, net of current portion     300,000             -
                                                   ------------- -------------
    Total Liabilities                                 2,016,444       477,594
                                                   ------------- -------------
Stockholders' Equity
  Common stock, voting $.001 par value; 100,000,000
   shares authorized; 10,829,800 and 10,822,800
   shares issued and outstanding, respectively           10,830        10,823
  Additional paid-in capital                          4,887,753     2,827,967
  Consultant services to be provided                 (2,041,000)      (13,708)
  Deferred charges                                      (57,506)      (20,713)
  Retained earnings (deficit)                        (1,244,223)   (1,442,763)
                                                   ------------- -------------
    Total Stockholders' Equity                        1,555,854     1,361,606
                                                   ------------- -------------

    Total Liabilities and Stockholders' Equity     $  3,572,298  $  1,839,200
                                                   ============= =============


See notes to the financial statements.

                      Medi-Hut Company, Inc.
                     Statements of Operations

                                                      Year Ended October 31,
                                                   ---------------------------
                                                         2000         1999
                                                   ------------- -------------
                                                                   (Restated)

Net Sales                                          $  8,130,696  $  4,758,268
                                                   ------------- -------------

Cost of Goods Sold
  Beginning inventory                                    28,500        38,739
  Net Purchases                                       7,593,591     4,251,205
  Custom fees/freight                                    13,060         6,394
                                                   ------------- -------------
     Cost of Goods Available for Sale                 7,635,151     4,296,338

Less:  Ending Inventory                                 238,808        28,975
                                                   ------------- -------------

     Cost of Goods Sold                               7,396,343     4,267,363
                                                   ------------- -------------

Gross Profit                                            734,353       490,905

Selling, General and Administrative Expenses            498,835       581,346
                                                   ------------- -------------

Income (Loss) from Operations                           235,518       (90,441)
                                                   ------------- -------------
Other Income (Expense)
  Interest income                                        62,146         8,109
  Interest expense                                            -        (4,554)
                                                   ------------- -------------
     Total Other Income (Expense)                        62,146         3,555
                                                   ------------- -------------

Income (Loss) Before Provision for Income Taxes         297,664       (86,886)
Provision for Income Taxes                               62,664           300
                                                   ------------- -------------

Net Income (Loss)                                  $    235,000  $    (87,186)
                                                   ============= =============
Earnings (Loss) per Common Share                   $       0.02  $      (0.01)
                                                   ============= =============
Earnings (Loss) per Common Share-assuming dilution $       0.02  $      (0.01)
                                                   ============= =============


See notes to the financial statements.

                      Medi-Hut Company, Inc.
                Statement of Stockholders' Equity
         Period from October 31, 1998 to October 31, 2000

                                         Common Stock
                                         (No Par Value
                                         Prior to                      Consultant
                           Common        Recapitalization) Additional  Services                Retained
                           Shares        ($.001 Par        Paid-In     To Be         Deferred  Earnings
                           Issued        Value)            Capital     Provided      Charges   (Deficit)    Total
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 1998    8,272,800  $         8,273   $  934,767  $          -  $      -  $  (564,345) $  378,695

Issuance of Common Shares
 Pursuant to a Private
 Placement Memorandum

   Shares Issued at
   discounted market value    2,200,000            2,200    1,854,050             -         -            -   1,856,250

   Dividend related to the
   difference between the
   issue price and
   discounted market value            -                -            -             -         -     (866,250)   (866,250)

Issuance of Warrants for
 Services Provided                    -                -       23,500       (23,500)        -            -           -

Funds expended for
 Deferred Charges                     -                -            -             -   (20,713)           -     (20,713)

Amortization of
 Consultant Services                  -                -            -         9,792         -            -       9,792

Net (Loss) Year Ended
 October 31, 1999
 (Restated)                           -                -            -             -         -      (87,186)    (87,186)
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 1999   10,472,800           10,473    2,812,317       (13,708)  (20,713)  (1,517,781)  1,270,588

Issuance of Common Shares
 Pursuant to the acquisition
 of Vallar Consulting Group     350,000              350       15,650             -         -       75,018      91,018
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 1999
 (as Restated)               10,822,800           10,823    2,827,967       (13,708)  (20,713)  (1,442,763)  1,361,606

Dissolution of Vallar
 Consulting Group                     -                -      (16,000)            -         -      (36,460)    (52,460)

Funds expended for
 Deferred Charges                     -                -            -             -    (2,000)           -      (2,000)

Stock issued to non-employee
 for deferred charges             7,000                7       34,786             -   (34,793)           -           -

Issuance of Warrants and
 Payment Agreement for
 Services to be Provided              -                -    2,041,000    (2,041,000)        -            -           -

Amortization of
 Consultant Services                  -                -            -        13,708         -            -      13,708

Net Income Year Ended
 October 31, 2000                     -                -            -             -         -      235,000     235,000
                           ------------- ----------------  ----------- ------------- --------- ------------ -----------
Balances, October 31, 2000   10,829,800  $        10,830   $4,887,753  $ (2,041,000) $(57,506) $(1,244,223) $1,555,854
                           ============= ================  =========== ============= ========= ============ ===========


See notes to the financial statements.
                                      F-12


                        Medi-Hut Company, Inc.
                       Statements of Cash Flows

                                                                   Year Ended October 31,
                                                               -----------------------------
                                                                      2000         1999
                                                               -------------- --------------
                                                                                  (Restated)
Cash Flows From Operating Activities
Net Income (Loss)                                              $     235,000  $     (87,186)
Adjustments to Reconcile Net Income (Loss) to Net Cash
 Provided (Used) by Operating Activities:
  Depreciation and amortization                                       15,789          2,821
  Amortization of prepaid consulting expense                          13,708         26,625
  Deferred income taxes                                               17,124              -
  Dissolution of Vallar Consulting Group                             (62,675)             -
Decrease (Increase) in Assets
  Accounts receivable                                               (366,792)      (231,428)
  Inventory                                                         (209,833)         9,764
  Prepaid expenses                                                    (1,796)         2,320
Increase (Decrease) in Liabilities
  Accounts payable and accrued expenses                              276,186        447,949
  Income taxes payable                                                45,540              -
                                                               -------------- --------------
     Net Cash Provided(Used) by Operating Activities                 (37,749)       170,865
                                                               -------------- --------------

Cash Flows From Investing Activities
  Cash acquired from acquisition of Vallar                            10,215              -
  Purchases of marketable securities                                       -       (900,000)
  Redemption of marketable securities                                500,000              -
  Cash paid for molds and equipment                                 (156,608)             -
  Cash paid for patent and licensing costs                           (13,081)             -
  Cash paid for deposit on equipment                                (183,267)             -
                                                               -------------- --------------
     Net Cash Provided (Used) by Investing Activities                157,259       (900,000)
                                                               -------------- --------------

Cash Flows From Financing Activities
  Proceeds from sale of common stock                                       -        998,500
  Repayment of lines of credit                                             -        (39,195)
  Cash paid for deferred charges                                      (2,000)       (20,713)
                                                               -------------- --------------
    Net Cash Provided (Used)by Financing Activities                   (2,000)       938,592
                                                               -------------- --------------

Net Increase in Cash                                                 117,510        209,457
Cash at Beginning of Period                                          384,733        175,276
                                                               -------------- --------------
Cash at End of Period                                          $     502,243  $     384,733
                                                               ============== ==============
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Cash Paid During the Period for:
     Interest                                                  $           -  $       4,554
                                                               ============== ==============
     Income taxes                                              $         300  $         300
                                                               ============== ==============




See notes to the financial statements.
                                 F-13


                        Medi-Hut Company, Inc.
               Statements of Cash Flows, Continued

SUPPLEMENTAL SCHEDULE OF NON-CASH FINANCING ACTIVITIES

Common stock purchase warrants ($2,041,000) and a payment schedule ($1,200,000) were issued by the Company during 2000 for consultant services to be provided totaling $3,241,000.

Common stock purchase warrants were issued by the Company during 1999 for consultant services to be provided amounting to $23,500.

Common stock dividends amounting to $866,250 during 1999 were recognized as to the difference between the average high/low market price and issue price of the 2,200,000 common shares issued in accordance with the private placement memorandum.

Common stock was issued in 2000 for deferred charges amounting to $34,793.

The Company acquired Vallar Consulting Group in a business combination accounted for under the pooling of interests method during 2000:

        Assets           $  74,690
        Liabilities         (6,611)
        Equity             (78,294)
        Cash Received    $  10,215

See notes to the financial statements

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Medi-Hut Company, Inc. ("Medi-Hut" or "the Company"), a company in the business of selling wholesale medical supplies, was originally incorporated in the State of New Jersey on November 22, 1982. On January 28, 1998, the Company entered into an Agreement and Plan of Reorganization (APR) with a public company Indwest, Inc. (Indwest), a Utah company incorporated on August 20, 1981 (formerly known as Gibraltor Energy, Gibraltor Group, Computermall of Philadelphia, Inc. and Steering Control Systems, Inc.). Pursuant to the APR, Medi-Hut's shareholders exchanged 100% of their common shares for 4,295,000 newly issued shares of Indwest on March 3, 1998.

For accounting purposes, the acquisition has been treated as an acquisition of Indwest by Medi-Hut and a recapitalization of Medi-Hut. The historical financial statements prior to January 28, 1998 are those of Medi-Hut. Pro-forma information is not presented since the combination is considered a recapitalization. Subsequent to the exchange, Medi-Hut merged with Indwest whereby Medi-Hut ceased to exist and Indwest, the surviving corporation, changed its name to Medi-Hut Company, Inc. On February 2, 1998, Medi-Hut Company, Inc. changed its state of domicile from Utah to Delaware. The surviving corporation's operations are entirely those of the former and new Medi-Hut.

Acquisition of Vallar Consulting Group and Restatement

On April 4, 2000, the Company acquired Vallar Consulting Group (Vallar) in a business combination accounted for as a pooling of interests. Vallar Consulting Group, which engages in the sales of medical supplies, became a wholly owned subsidiary of the Company through the exchange of 350,000 restricted shares of the Company's common stock for all of the outstanding stock of Vallar Consulting Group. Vallar was subsequently dissolved and all the assets, liabilities and equity was recorded on the books of Medi-Hut. The accompanying financial statements for October 31, 2000 and 1999 are based on the assumption that the companies were combined for the years ended October 31, 2000 and 1999 and financial statements of prior years have been restated to give effect to the combination.

The following is a reconciliation of the amounts of net sales and net income
(loss) previously reported for the year ended October 31, 1999 with restated amounts:


  Net Sales
    As previously reported      $     1,272,419
    Vallar Consulting Group           3,485,849
                                ----------------
      As Restated               $     4,758,268
                                ================
  Net Income (Loss)
    As previously reported      $       (74,462)
    Vallar Consulting Group             (12,724)
                                ----------------
      As Restated               $       (87,186)
                                ================

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Investments in Marketable Securities

The Company invests in debt securities which are classified at the date of purchase as held-to-maturity securities. Held-to-maturity securities are reported at amortized cost, as the Company has both the ability and intent to hold such securities until maturity.

Accounts Receivable

No reserve for doubtful accounts has been established since management believes that all accounts receivable are collectible in full.

Inventory

Inventory is stated at the lower of cost (determined on a first-in, first-out basis) or market. Market values represent the lower of replacement cost or estimated net realizable value.

Deferred Charges

Deferred charges are comprised of costs incurred by the Company for seeking small business loan financing. These charges will be amortized over the loan period when and if such financing is obtained or expensed in full should such financing not be obtained. No amortization expense has been recognized during the years ended October 31, 2000 and 1999.

Depreciation

Machinery and equipment are stated at cost. Depreciation is computed using the straight line method for financial reporting purposes which amounted to $13,473 and $263 for the years ended October 31, 2000 and 1999 respectively. The estimated useful lives of the machinery and equipment assets for financial statement purposes are five years. The estimated useful lives of molds for financial statement purposes are three years. For income tax purposes, recovery of capital costs for machinery and equipment and molds are made using accelerated methods over the asset's class life. Repairs and maintenance expenditures which do not extend the useful lives of the related assets are expensed as incurred.

Amortization

The capitalized cost reduction on the auto lease is being amortized over the life of the lease (24 months). Total amortization for the years ended October 31, 2000 and 1999 was $632 and $948, respectively.

Research and Development

The only research and development costs incurred relate to patent and licensing costs which are being amortized over their remaining useful lives of 20 years on a straight line basis beginning on the patent application dates. Total amortization for the years ended October 31, 2000 and 1999 was $1,685 and $1,610, respectively.

Revenue Recognition

Revenue from product sales is recognized at the time of shipment provided that the resulting receivable is deemed probable of collection.

Income Taxes

In accordance with the provisions of Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS No. 109"), deferred taxes are recognized for depreciation differences between book and tax methods and for operating losses that are available to offset future taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to realized.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, Continued

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Issued for Services

The Company accounts for common stock and common stock purchase warrants issued for services by reference to the fair market value of the Company's stock on the date of stock issuance or warrant grant in accordance with Financial Accounting Standards Board Statement No. 123 "Accounting for Stock-Based Compensation. (FASB 123)" Compensation/consultant expense is recorded for the fair market value of the stock and warrants issued.

NOTE 2 - CONCENTRATIONS OF CREDIT AND BUSINESS RISK

The Company maintains cash balances in a financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $100,000 per account, of which the Company's accounts may, at times, exceed the federally insured limits.

The Company provides credit in the normal course of business to customers located primarily in the northeastern portion of the U.S. The Company performs ongoing credit evaluations of its customers.

NOTE 3 - MARKETABLE SECURITIES

Cost and fair value of the Company's investments in Held-to-maturity debt securities are as follows:

                                                 October 31,
                                              2000          1999
                                        -------------- --------------
      Amortized Cost                    $     400,000  $     900,000
      Gross Unrealized Gains/Losses                 -              -
                                        -------------- --------------
      Fair Value                        $     400,000  $     900,000
                                        ============== ==============

The debt securities held at October 31, 2000 are due November 30, 2000, have a fixed interest rate of 6.49% per annum and are unsecured. The debt securities held at October 31, 1999 were due between November 24, 1999 to November 26, 1999, had a fixed interest rate of 5.26% and 5.29% per annum and are unsecured.

The amortized costs and fair values of debt securities Held-to-maturity at October 31, 2000 and 1999 by expected maturity are all due in one year or less.

NOTE 4 - INVENTORY

Inventory consists of purchased finished goods which totaled $238,808 and $28,975 at October 31, 2000 and October 31, 1999 (Restated), respectively.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 5 - LINES OF CREDIT

On October 10, 1997, the Company obtained a $150,000 revolving line of credit under which the bank has agreed to make loans at 3% above the prime interest rate. The line expired on October 10, 2000 but was renewed until October 10, 2001 and may be used to support and finance the Company's commercial foreign letters of credit. As of October 31, 2000 and October 31, 1999, there were $0 outstanding on this line of credit.

At October 31, 2000 and 1999, the Company had a $0 open letters of credit.

Also on October 10, 1997, the Company obtained a $50,000 working capital line of credit under which the bank has agreed to make loans at 2% above the prime interest rate. The line expired on August 30, 2000, but was renewed until August 30, 2001. As of October 31, 2000 and October 31, 1999, there were no amounts outstanding on this line of credit, respectively.

Both lines of credit are secured by all of the Company's assets and personal guarantees of the Company's officers.

NOTE 6 - OPERATING LEASE COMMITMENTS

The Company leases certain office and warehouse space (90 days cancelable) and an automobile under operating leases.

The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of October 31, 2000.

         Year Ending October 31,
             2001                             $   6,697
             2002                                 6,697
             2003                                 2,789
                                              ---------
             Total minimum payments required  $  16,183
                                              =========

Rent expense for the years ended October 31, 2000 and 1999 (Restated) amounted to $27,347 and $27,713, respectively.

The office and warehouse lease contain provisions for contingent rental payments based upon increases in taxes, insurance and common area maintenance expense.

NOTE 7 - EARNINGS (LOSS) PER COMMON SHARE

Earnings (loss) per common share in accordance with the provisions of Financial Accounting Standards Board No. 128, "Earnings per Share", is computed by dividing net income (loss) by the weighted average number of shares of common stock outstanding during the period. Common stock equivalents (warrants) have not been included in this computation as of October 31, 1999 since the effect would be anti-dilutive. At October 31, 2000, the following amounts were used in computing earnings per share and the effect on the weighted average number of shares of dilutive potential common stock. The number of shares used in the calculations for October 31, 2000 reflect of the common stock equivalents (warrants) if exercised:

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 7 - EARNINGS (LOSS) PER COMMON SHARE, Continued

                                              Year Ended October 31,
                                            ---------------------------
                                               2000          1999
                                            ------------- -------------
                                                           (Restated)
Weighted average number of common shares
  used in basic EPS                           10,679,013     9,159,238
Effect of Dilutive Securities:
  Warrants                                     1,400,000             -
                                            ------------- -------------
Weighted average number of common shares
 and dilutive potential common stock used
 in EPS - assuming dilution                   12,079,013     9,159,238
                                            ============= =============

NOTE 8 - WARRANTS/DEFERRED CONSULTING FEES/CONSULTANT SERVICES TO BE PROVIDED

Pursuant to a one year consulting agreement beginning on March 2, 1998 for public relations services, the Company issued common stock purchase warrants as follows:
                         Exercise
                         Price        Exercise Term
                No. of   Per      ---------------------------
Date of Grant   Shares   Share    Start         Expiration     Vesting Rights
--------------  -------- -------- ------------- ------------- --------------
March 2, 1998    50,000  $ 3.00   March 2, 1998 March 2, 2001  Upon Issue
March 2, 1998    50,000    3.50   March 2, 1998 March 2, 2001  Upon Issue
March 2, 1998    50,000    4.00   March 2, 1998 March 2, 2001  Upon Issue
March 2, 1998    50,000    5.00   March 2, 1998 March 2, 2001  Upon Issue

Pursuant to another one year consulting agreement on June 1, 1999 for public relations services, the Company additionally issued the following warrants:

                         Exercise
                         Price        Exercise Term
                No. of   Per      ---------------------------
Date of Grant   Shares   Share    Start         Expiration    Vesting Rights
--------------  -------- -------- ------------- ------------- --------------
June 1, 1999     125,000 $  0.50  June 1, 1999  June 1, 2002  Upon Issue
June 1, 1999     125,000    0.75  June 1, 1999  June 1, 2002  Upon Issue
June 1, 1999     125,000    1.00  June 1, 1999  June 1, 2002  Upon Issue
June 1, 1999     125,000    1.25  June 1, 1999  June 1, 2002  Upon Issue

On October 1, 2000, the Company executed an additional 16 month agreement for public relations services to be provided that requires cash payments of $100,000 per month, totaling $1,200,000 beginning February 1, 2001. Moreover, 600,000 warrants have also been included as part of the agreement which entitles the holder to an exercise price of $5.00 per share, full vesting rights upon issuance and an expiration date of October 1, 2005. The Company has a four month trial period in which the entire agreement may be rendered null and void by the Company up to February 1, 2001 at which time, should the agreement continue in effect, straight-line amortization of the Deferred Consulting Fees and Consultant Services to be Provided will begin and extend over a twelve month period.

On October 18, 2000, the Company issued to a consultant 100,000 warrants for future services to be provided over a three year period. The exercise price is $3.00 per share, full vesting rights upon issuance and an expiration date of October 18, 2003.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 8 -WARRANTS/DEFERRED CONSULTING FEES/CONSULTANT SERVICES TO BE PROVIDED. Continued

Consultant expense of $20,883 and $26,625 for the years ended October 31, 2000 and 1999, respectively, has been recorded in accordance with FASB Statement No. 123 as a part of selling, general and administrative expenses. The fair value of each warrant issued is estimated on the grant date using the black scholes pricing model with the following weighted-average assumptions used for grants for the years ended October 31, 2000 and 1999; dividend yield of 0%, risk-free interest of 5%, and expected lives of 3-5 years for the warrants. Warrants issued for consultant services to be provided have been valued at $2,041,000 and $23,500 at October 31, 2000 and 1999, respectively, and are reflected as contra equity accounts on the balance sheets.

At October 31, 2000 and 1999, there were 1,400,000 and 700,000 shares eligible for exercise, respectively, at prices ranging from $.50 to $5.00 per share. The weighted average remaining contractual life of the warrants is one year,3 months and 2 years, respectively, for the years ended October 31, 2000 and 1999. The weighted average exercise price of the warrants is $3.22 and $1.73, respectively, for the years ended October 31, 2000 and 1999.

NOTE 9 - MAJOR CUSTOMERS

For the years ended October 31, 2000 and 1999 (Restated), the Company had six major customers, sales to which represented approximately 78% ($6,323,926) and 61% ($2,909,814), respectively, of the Company's revenues. The Company had accounts receivable balances due from these customers of $633,686 and $345,753 at October 31, 2000 and October 31, 1999 (Restated), respectively. The loss of these customers would have a materially adverse effect on the Company.

The following indicates the revenues from each of the major customers:

                                                  Year Ended October 31,
                                              ----------------------------
                                                 2000           1999
                                              -------------- -------------
                                                              (Restated)

   Major Customer #1                          $     402,109  $    341,492
   Major Customer #2                                279,887       307,608
   Major Customer #3                              2,287,981       297,906
   Major Customer #4                              1,060,199       620,453
   Major Customer #5                              1,058,089       619,218
   Major Customer #6                              1,235,661       723,137
                                              -------------- -------------
   Total                                      $   6,323,926  $  2,909,814
                                              ============== =============
NOTE 10 - RELATED PARTY TRANSACTIONS

Accounting services of $23,302 and $5,635 for years ended October 31, 2000 and 1999, respectively, were provided by a firm of which certain individuals in that firm are shareholders/directors of the Company.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Cash, Accounts Receivable, Accounts Payable and Lines of Credit

The carrying amount approximates fair value because of the short maturity of these instruments.

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimate.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 12 - INCOME TAXES

The income tax provision (benefit) is comprised of the following:

                                           Federal      State      Total
                                         ------------ ----------- ------------
Year Ended October 31, 2000
  Current                                $    37,001  $    8,539  $    45,540
  Deferred                                    13,913       3,211       17,124
                                         ------------ ----------- ------------
                                         $    50,914  $   11,750  $    62,664
                                         ============ =========== ============
Year Ended October 31, 1999
  Current                                $         -  $      300  $       300
  Deferred                                         -           -            -
                                         ------------ ----------- ------------
                                         $         -  $      300  $       300
                                         ============ =========== ============

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate entirely to net operating loss carryforwards for both Federal and State income tax purposes in 1999 and depreciation differences in 2000.

The differences between income tax provision (benefit) in the financial statements and the tax expense (benefit) computed at the U.S. Federal Statutory rate are as follows:


                                                       October 31,
                                              ----------------------------
                                                    2000         1999
                                              ------------- --------------
      Federal statutory rate                           39%              -
      State tax rate                                    9%              -
      Depreciation                                    (27%)             -
      Benefit from net operating loss
       carryforwards                                    -             (15)%
      Valuation allowance                               -              15 %
                                              ------------- ---------------
      Effective tax rate                               21%              -
                                              ============= ===============

The Company's total deferred tax (attributable to depreciation differences in 2000 and net operating loss carry forwards in 1999) and valuation allowance at October 31, 2000 is as follows:

                                                      October 31,
                                              ---------------------------
                                                   2000           1999
                                              ------------- -------------
    Deferred tax asset                        $          -  $     15,000
    Deferred tax liability                         (17,124)            -
    Less valuation allowance                             -       (15,000)
                                              ------------- -------------
       Net deferred tax asset (liability)     $    (17,124) $          -
                                              ============= =============

The change in the valuation allowance amounted to $15,000 and $12,000 for the years ended October 31, 2000 and 1999, respectively.

                      Medi-Hut Company, Inc.
                Notes to the Financial Statements

NOTE 13 - SUBSEQUENT EVENTS

On November 16, 2000, the Company entered into a joint venture agreement with a South Korean company whereby Medi-Hut shall contribute $1,000,000 for a 44% interest in the anticipated entity. The joint venture formation is subject to approval by the South Korean government. The new entity will provide a facility for production of the Company's patented safety syringe and allow for better control over the manufacturing and distribution process.

On November 30,2000, the Company entered into an agreement to issue and sell 475,000 units to an investor in accordance with the provisions of Section 4(2) and Regulation D of the Securities Act of 1933. Each unit will have a price of $4.20 and shall be comprised of one share of the Company's common stock and one warrant to purchase a share of common stock in the Company which shall be exercisable beginning on the closing date of the transaction and extend over a five year period thereafter and shall grant to the investor or holder the right to purchase one additional share of the Company's common stock at a price of $5.25 per share. If this transaction had occurred prior to the October 31, 2000 balance sheet date, the weighted average of common shares outstanding for purposes of calculating earnings per share-assuming dilution would have increased by 950,000 common shares to 13,029,013 resulting in no change to the presently calculated $.02 earnings per share-assuming dilution.

On December 18, 2000, 100,000 warrants were exercised by a warrant holder totaling $300,000 of proceeds to the Company and the issuance of 100,000 shares of common stock.

                      * * *

No dealer, salesman or any other person                   ----------
has been authorized to give any information
or to make any representations not contained             PROSPECTUS
in this prospectus; any information or
representation not contained herein must not              ----------
be relied upon as having been authorized by
Medi-Hut.  This prospectus does not constitute
an offer to sell, or a solicitation of an offer
to buy, any securities other than the securities
covered by this prospectus; nor does it
constitute an offer to sell, or a solicitation
of an offer to buy, any of the securities covered
by this prospectus by Medi-Hut or any person to
whom it is unlawful for Medi-Hut to make such
offer or solicitation.  Neither the delivery of        Medi-Hut Co., Inc.
this prospectus nor any sale made hereunder shall,
under any circumstances, create an implication
that there has been no change in the affairs of
Medi-Hut since the date of this prospectus.                1,850,000
                                                         Common Shares
__________

                TABLE OF CONTENTS
                                               Page


Prospectus Summary..............................3
Risk Factors....................................4
Use of Proceeds.................................6
Market for Common Equity .......................6
Management's Discussion and Analysis ...........8
Business ......................................13
Property.......................................18
Legal Proceedings..............................18
Management ....................................19        October 29, 2001
Principal Stockholders.........................21
Selling Stockholders ..........................23
Description of Securities .....................23
Plan of Distribution...........................25
Interest of Named Experts and Counsel .........25
Commission Position on Indemnification
 For Securities Act Liability..................26  Until forty (40) days after
Available Additional Information ..............26  the effective date of this
Changes In and Disagreements With                  prospectus all dealers
 Accountants...................................26  effecting transactions in
Index to Financial Statements..................27  the registered securities, whether or not
                                                   participating in this
                                                   distribution, may be
                                                   required to deliver a
                                                   prospectus.  This is in
                                                   addition to the obligation
                                                   of dealers to deliver a
                                                   prospectus when acting as
                                                   underwriters and with
                                                   respect to their unsold
                                                   allotments or
                                                   subscriptions.

                             PART II

        ITEM 24: INDEMNIFICATION OF DIRECTORS AND OFFICERS

      Our Articles of Incorporation and bylaws do not provide for indemnification of our directors and officers. However, pursuant to Delaware General Corporate Law Section 145 we must indemnify a present and former director and officer of Medi-Hut who is successful on the merits, or otherwise, in defense of an action or claim. We will indemnify such person for actual and reasonable expenses incurred by such person only if we determine that such indemnification is authorized. Such determination will be based upon whether such person conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, the our best interests. In a criminal action the person must not have had a reasonable cause to believe his conduct was unlawful. We may advance expenses if the person provides a written affirmation that he will repay the advance if he is adjudged not to have met the standard of conduct. We have purchased director and officer liability insurance for our management which has a $1 million per year policy limit.


       ITEM 25: OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

      The following table sets forth the expenses payable by us in connection with the sale of the shares. All the amounts shown are estimates except for the registration fee:

Securities and Exchange Commission Registration Fee............... $  3,792.50
Printing and Engraving Expenses...................................      500.00
Legal and Accounting Fees and Expenses............................    9,000.00
Transfer Agent and Registrar Fees and Expenses....................      250.00
Miscellaneous.....................................................      250.00
                                                                   -----------
   Total                                                           $ 13,792.50



         ITEM 26: RECENT SALES OF UNREGISTERED SECURITIES

      The following discussion describes all securities sold by us without registration within the past three years:

      On January 23, 1998, Indwest issued an aggregate of 1,751,251 common shares to twelve persons for $33,333 in costs paid for or on behalf of Indwest and for services rendered to Indwest in connection with the merger with Medi-Hut, New Jersey. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      On March 2, 1998, we issued warrants to Columbia Financial Group to purchase 200,000 shares of our common stock at an aggregate exercise price of $775,000 in consideration for its public relations services. Such services were valued at $50,500. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      In March 17, 1998, we sold an aggregate of 27,000 common shares for $67,500 to eight persons. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      On June 4, 1998, pursuant to Rule 504 of Regulation D, we sold 500,000 common shares to two accredited persons for $225,000. A 10% commission was paid for this offering. We relied on an exemption from the registration requirements under the Securities Act by reason of Section 3(b) and such offering did not exceed the $1 million aggregate limitation for sales of securities pursuant to Section 3(b) for the prior twelve months.

      On June 1, 1999, we issued an aggregate of 500,000 warrants to Columbia Financial in consideration for its consulting and investor relations services as our public relations consultant. The warrants are exercisable upon issuance for a period of three years, ending June 1, 2002, with an aggregate exercise price of $437,500. Such services were valued at $26,625. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      On August 4, 1999, we offered an aggregate of 2,200,000 common shares for $1,000,000 pursuant to Rule 504 of Regulation D. Five accredited investors purchased 2,200,000 common shares for the $1 million aggregate offering price A 10% commission was paid for this offering. We relied on an exemption from the registration requirements under the Securities Act by reason of Section 3(b) and such offering did not exceed the $1 million aggregate limitation for sales of securities pursuant to Section 3(b) for the prior twelve months.

      On March 14, 2000, we issued 7,000 common shares to John E. Strydesky for consulting services valued at $34,792.50. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      On April 4, 2000, we agreed to issue 350,000 common shares valued at $1,340,500 to Lawrence Marasco in exchange for the one outstanding share of Vallar Consulting. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      On October 1, 2000, we issued warrants to purchase 600,000 common shares to Columbia Financial in consideration for its consulting and investor relations services as our public relations consultant. The warrants were valued at $2,041,000. The warrants are exercisable upon issuance for a period of five years, ending October 1, 2005, with an exercise price of $5.00. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      On October 18, 2000, we granted warrants to purchase 100,000 common shares to John Clayton in consideration for his consulting services rendered to us for development of a business and management plan. Such services were valued at $109,000. The warrants had an exercise price of $3.00 for a period of three years, ending October 18, 2003. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      On November 30, 2000, we agreed to sell, in a private placement, 475,000 units for $1,995,000 to Mid-West First Financial, Inc., an accredited investor. Each unit consists of one common share and one warrant to purchase one common share. The warrants are exercisable for a period of five years at an exercise price of $5.25. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      On January 5, 2001, we issued 4,000 common shares valued at $18,000 to Don Mayer, President of Universal Business Insurance, in consideration for directors and officers liability insurance provided to us. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      On February 1, 2001, we sold 475,000 units to Mid-West First Financial, Inc., an accredited investor, for $1,995,000 pursuant to a private placement agreement dated November 30, 2000. Each unit consisted of one common share and one warrant to purchase one common share. The warrants are exercisable for a period of five years at an exercise price of $5.25. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      Beginning on September 7, 2001, we conducted a private placement of our common stock to qualified purchasers pursuant to Rule 505 of Regulation D of the Securities Act. The maximum offering was 1,000,000 common shares at $5.75 per share with potential proceeds of $5,750,000. On October 19, 2001, we terminated the offering after we had sold an aggregate of 275,000 shares to six accredited investors and one purchaser for $1,581,250. We relied on an exemption from the registration requirements under the Securities Act by reason of Section 3(b) and such offering did not exceed the $5 million aggregate limitation for sales of securities pursuant to Section 3(b) for the prior twelve months.

      On October 5, 2001, we agreed to sell 600,000 units to Empire Fund Managers LLC for $3,180,000. Each unit consisted of one common share and a warrant to purchase an additional common share at $6.75. We relied on an exemption from registration for a private transaction not involving a public distribution provided by Section 4(2) under the Securities Act.

      In each of the private transactions above we believe that each purchaser either had unrestricted access to detailed material information regarding our operations due to personal relationships or was provided the same kind of information regarding our operations as would be available in a registration statement. We believe each possessed sufficient sophistication to evaluate the information provided and was able to bear the economic risk of the
purchase.   Also, we believe each purchaser (i) was aware that the securities had not been registered under federal securities laws; (ii) acquired the securities for his/her/its own account for investment purposes of the federal securities laws; (iii) understood that the securities would need to be indefinitely held unless registered or an exemption from registration applied to a proposed disposition; and (iv) was aware that the certificate representing the securities would bear a legend restricting its transfer. We believe that, in light of the foregoing, the sale of our securities to the respective acquirers did not constitute the sale of an unregistered security in violation of the federal securities laws and regulations by reason of the exemptions provided under 4(2) of the Securities Act, and the rules and regulations promulgated thereunder.


                        ITEM 27: EXHIBITS

EXHIBITS

Exhibit
Number   Description

2.1 Agreement and Plan of Reorganization between Medi-Hut and Vallar Consulting, dated January 10, 2000. (Incorporated by reference to Medi-Hut's 10-KSB, as amended, filed January 26, 2000)

3.1      Articles of Incorporation of Medi-Hut as amended

3.2 Bylaws of Medi-Hut (Incorporated by reference to exhibit 3.4 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23,
         1999)

5.1      Opinion of Cindy Shy, P.C.

10.1 Lease between Medi-Hut and Stamos & Sommers, LLC, dated December 12, 1997 (Incorporated by reference to exhibit 10.1 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23, 1999)

10.2     Form of Confidential Agreement (Incorporated by reference to exhibit
         10.2 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23, 1999)

10.3 Promissory Note between Medi-Hut and PNC Bank, N.A., dated October 10, 1997 (Incorporated by reference to exhibit 10.3 to Medi-Hut's Form 10-SB as amended, file No. 0-27119, filed August 23, 1999)

10.4 Promissory Note between Medi-Hut and PNC Bank, N.A., dated October 10, 1997 (Incorporated by reference to exhibit 10.4 to Medi-Hut's 10-KSB, as amended, filed January 26, 2000)

10.5 Consultant Agreement between Columbia Financial Group and Medi-Hut, dated October 1, 2000 (Incorporated by reference to the Form SB-2, file No. 333-53718, filed January 16, 2001)

10.6 Amendment to Consultant Agreement between Columbia Financial Group and Medi-Hut, dated October 1, 2000 (Incorporated by reference to the Form 10-Q, filed June 4, 2001)

10.7 Registration Rights Agreement between Medi-Hut, Mid-West, Columbia Financial and Mutual Ventures, dated November 30, 2000. (Incorporated by reference to exhibit 10.6 to the Form SB-2, filed January 16,
         2001)

10.8 Joint Venture Agreement between Medi-Hut and COA International Industries, Inc., dated November 16, 2000

10.9 Unit Purchase Agreement between Empire Fund Managers, LLC, dated October 5, 2001

10.10 Registration Rights Agreement between Empire Fund Managers, LLC, dated October 5, 2001

23.1     Consent of Rosenberg, Rich, Baker & Berman

23.2     Consent of Cindy Shy, P.C. (See exhibit 5.1)


                      ITEM 28: UNDERTAKINGS

     Pursuant to Rule 415 the undersigned registrant hereby undertakes to:

     (1) file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement which will include any prospectus required by Section 10(a)(3) of the Securities Act; reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and include any additional or changed material information on the plan of distribution.
     (2) For the purpose of determining any liability under the Securities Act, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.
     (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against these liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by any director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether this indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of this issue.

                            SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, duly authorized, in the city of Lakewood, State of New Jersey.



     MEDI-HUT CO., INC.



By: /s/ Joseph Sanpietro                                 Date: 10-30-01
    __________________________________________________
    Joseph A. Sanpietro, President, CEO and Director


                        POWER OF ATTORNEY

       KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Joseph A. Sanpietro and Vincent J. Sanpietro, and each of them, his attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him in any and all capacities, to sign any and all amendments (including post effective amendments) to this registration statement, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, the registration statement has been signed by the following persons in the capacities and on the dates indicated.

      /s/ Joseph A Sanpietro
By:_________________________________________________     Date: 10-30-01
    Joseph A. Sanpietro, President, CEO and Director


     /s/ Vincent J. Sanpietro
By: ________________________________________________     Date: 10-30-01
    Vincent J. Sanpietro, Secretary and Director


    /s/ Robert Russo
By:_________________________________________________     Date: 10/30/01
   Robert Russo, Treasurer and Director


    /s/ Laurence M. Simon
By:_________________________________________________     Date: 10/29/01
   Laurence M. Simon, Chief Financial Officer


    /s/ James G. Aaron
By:_________________________________________________     Date: 10/30/01
   James G. Aaron, Director


    /s/ James S. Vaccaro
By:_________________________________________________     Date: 10/29/01
      James S. Vaccaro, Director